Exhibit 99.1

Annual Information Form

THE VALENS COMPANY INC.

For the year ended November 30, 2021

February 28, 2022

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	1
FORWARD-LOOKING INFORMATION	1
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	11
REGULATORY FRAMEWORK	16
U.S. CANNABIS INDUSTRY INVOLVEMENT	27
RISK FACTORS	28
DIVIDENDS AND DISTRIBUTIONS	46
DESCRIPTION OF CAPITAL STRUCTURE	46
MARKET FOR SECURITIES	48
ESCROWED SECURITIES	49
DIRECTORS AND OFFICERS	50
EXTERNAL AUDITOR FEES	53
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	54
INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS	55
TRANSFER AGENT AND REGISTRAR	55
MATERIAL CONTRACTS	55
EXPERTS AND INTERESTS OF EXPERTS	55
ADDITIONAL INFORMATION	55
APPENDIX “A”	A-1
EXHIBIT “A”	A-1
EXHIBIT “B”	B-1
EXHIBIT “C”	C-1

ANNUAL INFORMATION FORM

This annual information form (“AIF”) of The Valens Company Inc.  (the “Company” or “The Valens Company” or “Valens”) is prepared in the form prescribed by National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators.  All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.  All information in this AIF is as of November 30, 2021, unless otherwise indicated.

Unless otherwise noted or the context indicates otherwise, the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings ascribed to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act (the “Cannabis Regulations”), each of which came into force on October 17, 2018.

FORWARD-LOOKING INFORMATION

This AIF and the documents incorporated into this AIF contain forward looking statements and forward-looking information within the meaning of applicable Canadian securities laws (such forward looking statements and forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this AIF.  Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “to establish”, “believes”, “ability to” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements and information concerning: unavailability of financing, changes in domestic and international government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, competition, stock market volatility, unanticipated operating events and liabilities inherent in industry.  Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive.  Forward-looking statements are not guarantees of future performance and are inherently uncertain.  Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements.  The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made.  Certain forward-looking statements relating to medical and recreational cannabis, extracts, domestic and international markets and regulation, the general expectations of the Company related thereto, and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available government sources, as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry that the Company believes to be reasonable.  However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-

looking statements, including, without limitation, related to the following: cannabis regulatory risks; risks relating to the regulation of hemp in the United States; United States entry restrictions; the uncertainties, effects of and responses to the novel coronavirus disease (“COVID-19”) pandemic; reliance on Canadian licences; reliance on Australian licences; the illegality of cannabis under federal law in the United States; catastrophic events; competition; the recent development of the cannabis industry and market in Canada; price compression in the cannabis industry; maturation of the cannabis market; dependence on supply of cannabis and reliance on other key inputs; material weakness in the Company’s internal control over financial reporting; financial risk factors; liquidity and additional financing; market price of securities; credit and liquidity risk; dependence on senior management and key personnel; sufficiency of insurance; general business risk and liability; regulation of the cannabis industry; change in laws, regulations and guidelines; compliance with laws; foreign operations; reliance on a limited number of facilities; limited operating history; TSX and Nasdaq continued listing requirements; vulnerability to rising energy costs; environmental regulation and risks; conflicts of interest; unfavourable publicity or consumer perception; product liability; risks related to intellectual property; cybersecurity and privacy risks; anti-money laundering laws and regulation risks; anti-bribery law violations; product recalls; client acquisitions; difficulties with forecasts; management of growth; litigation; dividends; limited market for securities; currency risk; the sale of the common shares that may have an adverse effect on the market price of the common shares; United States public company compliance efforts; foreign private issuer status under United States securities laws; loss of foreign private issuer status under United States securities laws; and emerging growth company status under United States securities laws, which are outlined in the section entitled “Risk Factors” in this AIF.  In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements.  The list of risk factors set out in this AIF is not exhaustive of the factors that may affect any forward-looking statements of the Company. The global pandemic related to the COVID-19 pandemic could have a particularly significant, detrimental and unpredictable effect on forward-looking statements and has cast uncertainty on each of the assumptions upon which these forward-looking statements are based. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. In addition, management cannot predict how businesses and consumers will respond once physical-distancing measures are lifted or relaxed across Canada and internationally. The list of risk factors set out in this AIF is not exhaustive of the factors that may affect any forward-looking statements of the Company.

Actual results, performance or achievements could differ materially from those projected in the forward-looking statements as a result of the matters set out in this AIF generally and certain economic and business factors, some of which may be beyond the control of the Company.  For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was previously incorporated under several predecessor names under the laws of British Columbia. On November 24, 2016, the Company changed its name to “Valens GroWorks Corp.” to reflect the change in its prior business activities following the completion of its acquisition, pursuant to a reverse takeover, of Valens AgriTech Ltd.

Effective June 18, 2020, the Company was exported out of British Columbia and continued under the Canada Business Corporations Act (the “CBCA”) under its current name, “The Valens Company Inc.” The Company carries on business under the name “The Valens Company”.

The Company’s head office is located at 96 Spadina Ave, Suite 400, Toronto, Ontario M5V 2J6. The Company’s registered office is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9.  The Company is a reporting issuer in all of the provinces of Canada.

The common shares of the Company (the “Common Shares”) trade under the trading symbol “VLNS” on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “Nasdaq”).

Intercorporate Relationships

The Company currently operates through its eight wholly-owned subsidiaries: VAL, Farms, Labs, LYF and Citizen Stash (each as defined in the chart below), all based in the Okanagan Valley of British Columbia; Southern Cliff Brands Inc. (“Pommies”) based in Ontario; Valens Australia Pty Ltd. (“VAPL”), based in Australia; and Green Roads, Inc. (“Green Roads”), based in Florida.

The Company holds an indirect interest in: Experion Biotechnologies Inc., Fish Trap Ventures Ltd. and Stake Lake Services Ltd., which are each wholly-owned subsidiaries of Citizen Stash; and GWR Distributors LLC and Green Roads Wellness LLC, which are both 100% owned by Green Roads.

Set out below is the corporate structure of the Company and its subsidiaries, including the corporate jurisdiction and the percentage of shares of the applicable subsidiary owned, controlled or directed, directly or indirectly, by the Company.

VAL was incorporated under the CBCA on April 14, 2014 and holds the VAL Standard Cultivation and Processing Licences and the VAL Analytical Testing Licence.

Farms was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on July 19, 2018, which now holds the real estate interest of the Company’s processing facility in Kelowna, British Columbia.

Labs was incorporated under the BCBCA on October 18, 2018, to provide analytical testing services. On November 30, 2020, Supra THC Services Inc., previously a wholly-owned subsidiary of the Company, completed a horizontal amalgamation with Labs, with Labs as the successor entity.

On November 11, 2019, the Company announced the acquisition of Pommies Cider Co., which was incorporated under the Business Corporations Act (Ontario), for $7.5 million, subject to achieving certain milestones (the “Pommies Acquisition”).

On June 26, 2020, VAPL was incorporated under the laws of Western Australia to develop the Company’s presence in the Australian market.

On March 5, 2021, the Company announced the completion of the acquisition of LYF, which was incorporated under the CBCA, for $24.9 million, plus approximately $17.9 million in post-closing consideration, subject to achieving certain milestones.

On June 21, 2021, the Company announced the completion of the acquisition of Green Roads, which was organized under the laws of Delaware, for US$40 million, plus up to an additional US$20 million in post-closing consideration, subject to Green Roads achieving certain milestones subsequent to its acquisition by Valens.

On November 8, 2021, the Company announced the completion the acquisition of Citizen Stash, which was incorporated under the CBCA, in an all-share transaction valued at approximately $36.8 million. Under the terms of the previously announced plan of arrangement in connection with the transaction, Citizen Stash shareholders were entitled to 0.1620 of a Common Share for each common share of Citizen Stash (the “Citizen Stash Common Shares”) held. The outstanding in-the-money Citizen Stash options were transferred to Citizen Stash in exchange for the applicable entitlement to the in-the-money amount for such options, payable in Common Shares, net of applicable withholdings. Further, each Citizen Stash restricted share unit outstanding immediately prior to completion of the Arrangement (whether vested or unvested) was fully vested and transferred to Citizen Stash and cancelled in consideration for the issuance by Citizen Stash of a Citizen Stash Common Share that entitled the holder to 0.1620 of a Valens Share pursuant to the Arrangement, net of applicable withholdings. Lastly, Hillcrest Merchant Partners Inc. (“Hillcrest”) received 1,519,306 Citizen Stash Common Shares that entitled Hillcrest to 0.1620 of a Valens Share per Citizen Stash Common Share.

GENERAL DEVELOPMENT OF THE BUSINESS

General

The Valens Company is a research-driven, vertically integrated, end-to-end developer and manufacturer of innovative, cannabinoid-based products.  The Company produces, markets and sells a portfolio of branded products under the Versus, Contraband, Citizen Stash, Verse, Green Roads (solely with respect to CBD products) and Vacay brands, leveraging one of the broadest and most innovative manufacturing platforms in the sector.  Valens manufacturing expertise extends across all major product forms including cannabis flower, pre rolls, vapes, concentrates, edibles, beverages and topicals, allowing the Company to excel as the partner of choice for leading Canadian and international cannabis brands under its complimentary white label business.

The Company primarily operates out of its: (i) 25,000 square foot extraction, post processing and analytical testing facility (the “Kelowna Facility”); and (ii) 42,000 square foot white label, extraction and custom manufacturing facility (the “K2 Facility”, and together with the Kelowna Facility, the “BC Facilities”). The BC Facilities are located at 230 Carion Road in Kelowna, British Columbia. In addition, a micro-processing licence from Health Canada (the “Micro-Processing Licence”) was received to begin operations out of the Southern Cliff Brands Inc. facility (the “Pommies Facility”). The Pommies Facility is dedicated to the production of cannabis beverages. For further details, please see “Description of the Business – Facilities”.

Licences

The Company holds the following licences:

1.

Licence issued by Health Canada to VAL on October 12, 2018 pursuant to the Access to Cannabis for Medical Purposes Regulations (Canada) (“ACMPR”), which granted VAL the ability to cultivate cannabis as well as produce cannabis oil, which was transitioned on November 9, 2018, to equivalent licences under the Cannabis Act through the granting of a standard cultivation and a standard processing licence (the “Initial Cultivation and Processing Licence”), which permit the cultivation of cannabis and production of cannabis derivatives, as subsequently amended on October 23, 2019 to permit sales of cannabis oil directly to provinces and territories and, on November 22, 2020, to allow operations to commence at the K2 Facility, and as subsequently amended on February 10, 2021 to allow for the sale of dried cannabis products to authorized retailers and holders of medical sales licences (together with the Initial Cultivation and Processing Licence and the foregoing amendments, the “VAL Standard Cultivation and Processing Licences”). The VAL Standard Cultivation and Processing Licences allow the materials generated by the Company to be sold to provincial distributors as well as other licence holders through bulk transactions.

2.

Licence initially issued by Health Canada to VAL on January 13, 2017 pursuant to the Controlled Drugs and Substances Act (Canada) (“CDSA”), granting VAL the authority to conduct research, possess, produce, sell, transport and deliver cannabis, cannabis resin, THC and CBD which was transitioned, on January 11, 2019, to a licence for analytical testing under the Cannabis Act (the “VAL Analytical Testing Licence”) used for the purpose of conducting analytical testing on cannabis materials for both individuals as well as licence holders.

3.

Licence issued by Health Canada to VAL on August 19, 2020 pursuant to the Cannabis Act and Cannabis Regulations, which granted VAL the ability to conduct research involving the administration or distribution of cannabis to human subjects for the assessment of taste, sight, smell or touch, subject to conditions laid out by Health Canada (the “VAL Cannabis Research Licence”).

4.

On March 13, 2020, LYF received a standard processing licence pursuant to the Cannabis Act and Cannabis Regulations (the “LYF Standard Processing Licence”).  The LYF Standard Processing Licence was amended on January 28, 2021 to include the ability to sell cannabis edibles, topicals, and extracts to provincial distributors.

5.

On August 18, 2017, Experion Biotechnologies Inc. received a licence pursuant to the ACMPR (the “Experion Licence”). The Experion Licence was transitioned in November 2018 to a standard cultivation and standard processing licence under the Cannabis Act and Cannabis Regulations.  The Experion Licence permits Experion Biotechnologies Inc. to sell to provincial distributors as well as directly to medical patients.

6.	On November 19, 2021, Pommies was issued the Micro-Processing Licence, which permits Pommies to sell material it produces to other licence holders through bulk transactions.
7.

Green Roads maintains licences and permits relevant to the manufacture of hemp-based CBD products, which include: (i) an Over the Counter Drug Manufacturer Licence, issued by the State of Florida Department of Business and Professional Regulation; (ii) an Annual Food Permit – Hemp Food Establishment, issued by the Florida Department of Agriculture and Consumer Services Division of Food Safety; and (iii) a current good manufacturing practices (CGMP) certificate (the “Green Roads Licences”). The Green Roads Licences are currently held in the name of Clarity Labs LLC, a predecessor entity that was merged into Green Roads Founders, Inc., which subsequently changed its name to Green Roads, Inc., on September 2, 2021.

8.

VAPL maintains import and export licences issues by the Australian Department of Health Office of Drug Control, which permit VAPL to import and export Schedule 4 and Schedule 8 cannabis-derived products in Australia (the “Import/Export Licences”).  Supplemental to the Import/Export Licences, VAPL also holds the wholesale licences that allow the sale and supply Schedule 4 and Schedule 8 cannabis-derived products under VAPL’s own title in accordance with the Drugs, Poisons and Controlled Substance Act 1981 (the “Wholesale Licences”, and together with the Import/Export Licences, the “Australia

Licences”). The Wholesale Licences permit VAPL to provide derivative products containing Cannabidiol (CBD) and/or Tetrahydrocannabinol (THC) directly to the medicinal cannabis market in Australia.

Three-Year History

Developments During the Financial Year Ended November 30, 2019

On January 11, 2019, VAL was granted the VAL Analytical Testing Licence.

On March 19, 2019, the Company acquired the Kelowna Facility for the purchase price of $4,400,000 by exercising its option to purchase the Kelowna Facility under the lease agreement (the “Kelowna Lease Agreement”).  Initially, the Company leased the Kelowna Facility from Northok Properties Inc. (“Northok”).  Northok is a company controlled by Ashley McGrath, a director of the Company.  In connection with the acquisition of the Kelowna Facility, the Company engaged an independent appraiser to complete a market valuation which supports the purchase price.

On March 19, 2019, the Company entered into an agreement to purchase a 18,000 square feet property located at 180 Carion Road in Kelowna, British Columbia, which is adjoining the Kelowna Facility for a purchase price of $4,000,000.

On April 9, 2019, the Company closed a $43,125,000 bought deal financing, pursuant to which the Company issued 14,618,644 units at a price of $2.95 per unit which is comprised of one common share of the Company and one-half share purchase warrant.  Each full share purchase warrant is exercisable at a price of $4.00 per share for a period of twenty-four months from the date of closing, subject to acceleration conditions.  In connection with the financing, the Company paid a cash commission equal to 6% of the gross proceeds raised and issued 877,119 broker warrants valued at $1,665,814.  Each broker warrant entitles the holder to purchase one unit at a price of $2.95 per unit for a period of twenty-four months from the date of closing, subject to acceleration conditions.

On April 29, 2019, the Company received organic certification for cannabis oil production from Pro-Cert Organic Systems Ltd. for its proprietary CO2 and ethanol extraction processing methods in accordance with Canadian Organic Standards.

On June 18, 2019, the Company expanded its annual extraction capacity from 240,000 kg to 425,000 kg of dried cannabis and hemp biomass input.

On July 8, 2019, the Company was accepted for listing on the TSX Venture Exchange (the “TSXV”) as a Tier 1 issuer, and its common shares commenced trading on the TSXV on July 10, 2019.

On August 14, 2019, the Company announced that it has been added to The Cannabis ETF (NYSE: THCX), which trades on the New York Stock Exchange.

On August 19, 2019, the Company announced that is has qualified to trade on the OTCQX ® Best Market in the U.S.

On September 16, 2019, the Company entered into an agreement with Shoppers Drug Mart to supply cannabis oil derivative products to Medical Cannabis by Shoppers, the online medical cannabis eCommerce site of Shoppers Drug Mart.

On September 23, 2019, the Company received an amended licence from Health Canada to allow the Company to manufacture and supply oil products directly to provincial distributors and other authorized Canadian retail supply channels.

On November 11, 2019, the Company announced Pommies Acquisition.

Developments During the Financial Year Ended November 30, 2020

On December 11, 2019, the Company announced the expansion of the manufacturing and sales licence agreement with SōRSE Technology Corporation (the “SoRSE Agreement”), granting the Company exclusive rights for Canada, Europe, Australia and Mexico to use the proprietary SoRSE emulsion technology to produce, market, package, sell and distribute cannabis infused products.

On December 17, 2019, the Company announced its rebranding to The Valens Company and effective on December 19, 2019, the Company’s shares traded on the TSXV under the ticker “VLNS”.

On December 18, 2019, the Company announced the TSXV’s approval of its notice of intention to make a normal course issuer bid (“NCIB”) for its common shares for the period commencing on December 19, 2019 and ending on December 18, 2020. The Company acquired 43,600 Common Shares during the course of the NCIB.

On December 23, 2019, the Company announced the change of the ticker symbol for its Common Shares trading on the OTCQX to “VLNCF” in order to align with the Company’s rebranding.

On January 16, 2020, the Company was able to secure eligibility from the Depository Trust Company for its Common Shares trading on the OTCQX Best Markets in the U.S.

On February 18, 2020, the Company announced it has received its first international purchase orders from customers in Australia for initial shipments of three SKUs of tinctures, totaling over 3,000 units, pending receipt of necessary import and export permits.

On March 5, 2020, the Company successfully launched its first cannabis-infused white label beverage in Canada through its partnership with A1 Cannabis Company, a subsidiary of Iconic Brewing.

Effective March 30, 2020 at the request of the Company, Davidson & Company LLP of Vancouver, British Columbia, resigned as the Company’s auditor. The Company concurrently appointed KPMG LLP of Vancouver, British Columbia to become the Company’s new auditor (whose appointment was subsequently approved, among other matters, at the Company’s annual general and special meeting of shareholders on June 12, 2020 (the “AGM”)).

On April 16, 2020, the Company announced that its Common Shares and previously listed warrants commenced trading on the TSX under the trading symbols “VLNS” and “VLNS.WT”, at which time they were delisted from the TSXV. The announcement concluded the Company’s uplist from the TSXV to the TSX, which was conditionally approved by the TSX on March 31, 2020.

On May 14, 2020, the Company announced the execution of a five-year distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”), Australia’s largest medicinal cannabis distributor and clinical research organization, with a current estimated market share of almost 50% of cannabis prescriptions in the country at the time of the announcement.

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with Canadian Imperial Bank of Commerce as Co-Lead Arranger and Administrative Agent, and ATB Financial as Co-Lead Arranger (together, the “Lenders”).  Under the terms of the Credit Facility, the Lenders committed to provide the Company up to $40,000,000 of secured debt financing at interest rates ranging from prime plus 2.00% to prime plus 2.50% per annum depending on certain financial covenants. The Credit Facility at the time of this announcement consisted of (i) a $20,000,000 secured term loan (the “Credit Facility Term Loan”), and (ii) a $20,000,000 secured revolving loan. The Credit Facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets. The Credit Facility has since been repaid in full and retired (subsequent to an additional amendment to its terms and conditions effective as of November 30, 2021, which is described in further detail below).

On June 4, 2020, the Company announced a custom manufacturing agreement with Verse Cannabis (“Verse”).  Under the initial five-year agreement, the Company will manufacture a range of products for the Verse Concentrates and Verse Originals lines, including hydrocarbon-derived crumble, one of the first such entries into the Canadian legal market.

On August 19, 2020, VAL was granted the VAL Cannabis Research Licence.

On November 3, 2020, the Company announced that the Victoria State Government in Australia has granted its wholly-owned subsidiary, VAPL, the Wholesale Licences.  The Wholesale Licences remain active for one year after which they are eligible for renewal. The current term of the Wholesale Licences expires on November 1, 2022.

On November 23, 2020, the Company announced that it has received an amendment to its existing Health Canada standard processing licence to allow operations to commence at its second manufacturing and processing facility in Kelowna, British Columbia. Through this licence amendment, the Company significantly increases its production capacity and capabilities, further solidifying its position as one of the largest third-party manufacturers and distributors of premium cannabis derivative products in Canada.

On November 26, 2020, Renee Merrifield resigned from the Board (as defined below) following her election as Member of the Legislative Assembly of the Kelowna-Mission district of British Columbia in the provincial general election held on October 24, 2020. Prior to her resignation, Ms. Merrifield served on the Board as an independent director and member of the Board’s Nominating and Corporate Governance Committee since June 12, 2020.

On November 30, 2020, the Company made a voluntary prepayment of $9,500,000 borrowed under the Credit Facility Term Loan, reducing it to $9,500,000 as of November 30, 2020.  In addition, the Credit Facility was amended as follows: (i) to remove an accordion feature that previously allowed the Company to increase the aggregate commitments under the Credit Facility by up to an additional $10,000,000, (ii) to amend certain financial covenants, including the senior leverage ratio and the fixed charge coverage ratio and the basis of EBITDA calculations for these financial covenants to be determined on an annualized forward looking basis commencing in the first quarter of 2021, (iii) to add a minimum liquidity covenant of $5,000,000 until June 30, 2021, (iv) to add a fourth tier of pricing resulting in interest on the Credit Facility Term Loan of prime plus 2.00% to prime plus 2.75% depending on certain financial covenants, and (v) a waiver was proactively requested by the Company and received from the Lenders relating to the fourth quarter of 2020 financial covenants due to an anticipated inventory write-down. The Credit Facility has since been repaid in full and retired.

For the financial year ended November 30, 2020, the Company analyzed Canadian cannabis market trends, including (1) the anticipated increase in outdoor cannabis volumes and continued overall decline in dried cannabis pricing, (2) the strong success of its value-priced product offerings with partners, and (3) the near-term launch of several new product formats which leverage both strain and terpene specific profiles, and, as a result, made the strategic decision to liquidate the majority of its cannabis oil inventories at market clearing prices in the fourth quarter of 2020. This decision led to a related one-time financial statement impact in the fourth quarter of 2020 between $9.0 million and $10.0 million, including a $2.9 million to $3.2 million loss from the sale of bulk cannabis oil, an inventory write-down of $4.7 million to $4.9 million, and a provision on previously entered biomass commitments of $1.4 million to $1.9 million.

Developments during the Financial Year Ended November 30, 2021

On December 21, 2020, the Company announced that the Australian Department of Health Office of Drug Control has granted VAPL the Import/Export Licences. The current term of the Import/Export Licences expires on December 31, 2022.

On January 19, 2021, the Company announced that, after analyzing Canadian cannabis market trends, including: (1) the anticipated increase in outdoor cannabis volumes and continued overall decline in dried cannabis pricing, (2) the strong success of its value-priced product offerings with partners, and (3) the near-term launch of several new product formats which leverage both strain and terpene specific profiles, the Company made the strategic decision to liquidate the majority of its cannabis oil inventories at market clearing prices in the fourth quarter of 2020. This decision led to a financial statement impact in the fourth quarter of 2020 between $9.0 million and $10.0 million, including a $2.9 million to $3.2 million loss from the sale of bulk cannabis oil, an inventory write-down of $4.7 million to $4.9 million, and a provision on previously entered biomass commitments of $1.4 million to $1.9 million.

On January 28, 2021, the Company received an amendment to the existing LYF Standard Processing Licence permitting the sales of cannabis extracts, topicals, and edibles to authorized provincial and territorial retailers and distributors.

On January 29, 2021, the Company closed a $39,696,000 bought deal financing (the “January 2021 Offering”), pursuant to which the Company issued 19,364,000 units of the Company (the “Units”) at a price of $2.05 per Unit, including 2,284,000 Units sold pursuant to the exercise of the underwriters’ over-allotment option.  Each Unit was, prior to splitting into its underlying securities, comprised of one Common Share and one-half of a Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share for a period of three years following the closing date of the January 2021 Offering at an exercise price of $2.55 per Warrant Share, subject to adjustment in certain events. The Company previously filed a short form base shelf prospectus (the “Base Shelf Prospectus”) in each of the provinces of Canada dated January 28, 2021 and, in connection with the Offering, a prospectus supplement to the Base Shelf Prospectus dated January 28, 2021 in each of the provinces of Canada other than Quebec.

On February 10, 2021, the Company received an amendment to its existing Health Canada standard processing licence permitting the sale of dried cannabis products to authorized provincial and territorial retailers in Canada. This licence amendment allows The Valens Company to distribute next generation dried cannabis products across the country, increasing the Company’s total addressable market.

On March 5, 2021, the Company announced the acquisition of all of the issued and outstanding shares of LYF. The cash and share transaction totaled $24.9 million payable on closing, plus approximately $17.5 million in post-closing consideration subject to achieving certain EBITDA-based milestones.

On April 21, 2021, the Company announced its entry into the Yukon market with a cannabis purchase and sale agreement with the Yukon Liquor Corporation (the “YLC”).

On June 1, 2021, the Company closed a $46,002,990 a bought deal financing pursuant to which the Company issued 13,940,300 units of the Company at a price of $3.30 per unit, including 1,818,300 units sold pursuant to the exercise of the underwriters’ over-allotment option.

On June 21, 2021, the Company announced the acquisition of all the issued and outstanding shares of Green Roads. The cash and share transaction consideration totaled US$40 million, plus up to an additional US$20 million in contingent consideration payable upon the purchased business achieving certain EBITDA milestones. The contingent consideration is payable in cash or Common Shares, in proportions to be determined at the discretion of Valens, with any such portion paid in Common Shares to be based on a price per Common Share equal to the volume weighted average price of the Common Shares on the TSX over a thirty trading day period commencing January 1, 2023, subject to customary adjustments. With the acquisition of Green Roads, the Company strengthened its capabilities to supply U.S. domestic and global markets with an expanded product offering. The Green Roads acquisition also provides immediate entry into the U.S. market with a trusted and leading CBD health and wellness brand with an established manufacturing and distribution platform.

On August 18, 2021, the Company announced that it has received authorization to contract or subcontract with a public body from the Autorité des marchés publics (AMP) in Quebec.

On September 1, 2021, the Company announced the acquisition of Verse including all of the Verse intellectual property.

On September 9, 2021, the Company announced a white label partnership with Fire & Flower Holdings Corp. (“Fire & Flower”). Under the terms of the agreement, Valens will manufacture Fire & Flower’s Revity CBD oil for distribution in Ontario, Manitoba, and Saskatchewan with the potential to expand into additional provincial and territorial markets where permitted and agreed.

On September 16, 2021, the Company announced a strategic distribution agreement with APOTEKA SRL (“APOTEKA”), a part of Grupo Farmanova Intermed, a pharmaceutical holding company based in Costa Rica with operations throughout Central America and the Caribbean.  Under the agreement, APOTEKA will bring Valens’ nuance brand, with future plans to include the Green Roads brand, into three core Central American markets: Costa Rica, the Dominican Republic and Panama.

On October 18, 2021, the Company announced that it executed a letter of intent with Société québécoise du cannabis for the distribution of its cannabis products into Québec.

On November 8, 2021, the Company announced the acquisition of all the issued and outstanding shares of Citizen Stash, by way of a plan of arrangement (the “Arrangement”), for approximately $36.8 million in an all-share transaction. The Arrangement was approved at the special meeting of Citizen Stash securityholders held on November 1, 2021, and by the Supreme Court of British Columbia on November 4, 2021. The completion of the acquisition allows the Company to position itself in the recreational market with the ownership of premium cannabis genetics, strains and products.

On November 15, 2021, the Company announced that it would complete a three for one consolidation of its Common Shares on November 16, 2021 (the “Consolidation”), in order to, among other things, meet Nasdaq listing requirements. The Consolidation was effected on November 16, 2021.

On November 22, 2021, the Company announced that Pommies had been issued the Micro-Processing Licence from Health Canada for its manufacturing facility located in the Greater Toronto Area.

Developments after the Financial Year Ended November 30, 2021

On December 9, 2021, the Company announced that the Company’s common shares had commenced trading on the Nasdaq as of market open on December 9, 2021 at which time they ceased being quoted for trading on the OTCQX Best Market.

On December 15, 2021, the Company entered into a non-revolving term loan (the “Term Loan”) with 2361380 Ontario Limited, a private institutional lender (the “2361380”). 2361380 committed to provide the Company up to $40,000,000 of secured debt financing at an interest rate of 10% per annum, with interest required to be paid quarterly commencing December 31, 2021. The Term Loan has a two-year term, maturing December 15, 2023, and is secured by a first ranking charge over substantially all the Company’s assets. Proceeds of the Term Loan were used to concurrently retire the remaining $7.5 million outstanding under the Credit Facility as well as the remaining $2.5 million outstanding under the Experion Facility mortgage. Valens may repay the Term Loan without penalty at any time, and the Term Loan contains customary financial and restrictive covenants.

On December 21, 2021, the Company announced two agreements with PMI Mexico (“PMI”). Under the first agreement, the Company will supply CBD for PMI’s ongoing pharmacokinetic stage medical trials, focusing on anti-inflammatory applications of CBD oil. The clinical trial is set to begin in Q1 of 2022. Under the second agreement, the company will manufacture and distribute certain CBD-infused products globally, while PMI will be responsible for distribution of the products within Mexico. Production and distribution are planned for the second half of 2022.

DESCRIPTION OF THE BUSINESS

Company Overview

The Company’s financial results are presented in two reportable segments: Canada and United States and International, which is the way the Company reports information to its chief decision makers and the board of directors of the Company (the “Board”).

The Canada operating segment includes all activity within Canada. This includes toll processing and co-packing, product sales, and analytical testing. Segment assets include those arising from the Company’s main operations in Kelowna, British Columbia, the Pommies Facility, the LYF Facility and the Experion Facility.

The United States and International operating segment includes all activity related to the Green Roads CBD health and wellness manufacturing facility in Florida, United States. Segment assets include those arising from Green Roads’ operations. The United States and International operating segment also includes the operations in Australia related to international expansion including the distribution agreement with Cannvalate.

The Valens Company is a research-driven, vertically integrated, end-to-end developer and manufacturer of innovative, cannabinoid-based products.  The Company produces, markets and sells a portfolio of branded products under the Versus, Contraband, Citizen Stash, Verse, Green Roads (solely with respect to CBD products) and Vacay brands, leveraging one of the broadest and most innovative manufacturing platforms in the sector.  Valens manufacturing expertise extends across all major product forms including cannabis flower, pre rolls, vapes, concentrates, edibles, beverages and topicals, allowing the Company to excel as the partner of choice for leading Canadian and international cannabis brands under its complimentary white label business.

Facilities

The Company primarily operates out of the Kelowna Facility and commenced operations out of its second K2 Facility in Q1, 2021. Valens also operates out of facilities at 208-8890 Grigg Road in Kelowna, British Columbia (the “LYF Facility”) and 12556 Stave Lake Road in Mission, British Columbia (the “Experion Facility”). The LYF Facility has the capability to produce a variety of cannabis edible products such as chocolate, gummies, hard candy, and other confectionaries. The Experion Facility is equipped for the cultivation of cannabis as well as packaging of dried cannabis flower in consumer packaging.

Health Canada issued the Micro-Processing Licence for the Pommies Facility on November 19, 2021 that allowed it to begin operation. The Pommies Facility can manufacture cannabis beverages in a variety of formats, including PET bottles and aluminum cans. In addition, in connection with the Pommies Acquisition, construction and retrofitting of the Pommies Facility was completed in Q1, 2022.

The Company’s operations in the Untied States take place at the Green Roads facility at 601 Fairway Drive in Deerfield Beach, Florida (the “Green Roads Facility”). The Green Roads Facility manufactures and distributes a variety of hemp-derived CBD products such as oils, creams, capsules, and other extracts.

Please see the chart below for a full summary and status update of the various construction and licensing milestones, related approximate spends to date, and anticipated further amounts required to be spent prior to project completion, for each of (i) the K2 Facility and (ii) the Pommies Facility.

Project	Milestones	Status	Spend to Date	Remaining Spend	Anticipated or Confirmed Quarter of Completion
K2 Facility	Completion of construction / equipment fit up	Complete	N/A	N/A	Completed in Q1, 2021
	Amendment to VAL’s existing Health Canada standard processing licence to include a second facility	Complete	N/A	N/A	Completed in Q1, 2021
	Facility operational / revenue generating	Complete	N/A	N/A	Completed in Q1, 2021
Construction and retrofit of the Pommies Facility	Completion of construction / equipment fit up	Complete	N/A	N/A	Completed in Q1, 2022
	Approval of Micro-Processing Licence	Complete	N/A	N/A	Completed in Q4, 2021
	Facility operational / revenue generating	Complete	N/A	N/A	Completed in Q1, 2022

Production and Services

Through a series of proprietary techniques and technologies, The Valens Company produces a wide range of products to suit a diverse range of needs for both local and international markets.  The Company is focused on providing quality products that offer customized user experiences to help its customers build differentiated, high value brands – from quality extraction to next generation product development for its own portfolio and that of its white label customers.

The Company manufactures an array of consumer products for the recreational cannabis sector through a series of brands:

1.	Packaged dried flower/Pre-Rolls under the Verse, Versus, Contraband and Citizen Stash brands;
2.	Vapourizers and hydrocarbon extracts under the Verse and Versus brands;
3.	Edible cannabis (chocolates, chews, energy bites) under the Verse, Vacay and LYF brands; and
4.	Topical cannabis (bath bombs) under the Nuance brand.

Valens is currently in the process of rebranding Verse to Versus in a staged manner with provincial distributors.  These products are all distributed to all provincial and territorial distribution networks for the recreational cannabis market in Canada.  Additionally, through partner channels, these products are available to medical cannabis patients in Canada.

For the broader cannabis industry, Valens offers the following services:

1.	Packaging and sale of flower;
2.	Processing flower into various forms of crude or refined oils and isolates for direct sale or use in other products forms;
3.	Pre-Roll manufacturing using state-of-the-art automated manufacturing equipment;
4.	Full processing and packaging of white-label ready-for-market cannabis products including cannabis extracts, topicals, edibles, and beverages; and
5.	Third-party cannabis testing services as required by Health Canada.

Extraction

The Company produces highly versatile oils that have a range of uses based on medical and/or recreational needs, and consumption preferences.  Valens offers customers a diverse variety of extraction techniques, in turn allowing the Company to produce a leading range of end products through its customized refining methods.

The Valens Company offers five extraction methodologies:

1.	Super/Sub Critical CO2

A high quality, toxin-free method that produces full-spectrum oil through the precise targeting and isolation of different terpenes and cannabinoids.

2.	Ethanol A cost-efficient, commonly used method to satisfy high throughput requirements, removing cannabinoids at high purity.

3.	Hydrocarbon

A delicate form of extraction used to produce aromatic, terpene rich smokable extracts such as shatter, budder and live resin.

4.	Solvent-less A traditional method used to produce extracts or concentrates without the use of a solvent, sometimes referred to as mechanical extractions.

5.	Terpene A mechanical separation process used to target specific molecules, removing impurities such as pesticides, to deliver high purity levels of desired compounds.

Analytical testing

Labs is a cutting-edge research and analysis facility offering third party cannabis testing services as required by Health Canada.  The Company is the first in Canada to be ISO 17025 accredited – a global gold standard for cannabis testing.

The Company’s extraction centre also functions as a research and development facility, named the “Centre of Excellence in Plant-Based Science” by Thermo Fisher Scientific.  Both academic and commercial research projects are actively conducted in the research and development facility for Valens’ customers and internal purposes.

In addition, the Company provides testing services for Licenced Producers, Individual Producers (MMAR, MMPR, ACMPR), medical cannabis patients and the natural health products industry.  The specialized services identify impurities and additives such as metals, residual solvents, pesticides, microbials, in addition to terpenes and cannabinoid profiles.

White-labelling and product development

The Company provides full processing and packaging of ready-for-market cannabis products, in addition to ideation and product development services.  Currently, white-labelling services are offered for products such as dried flower, pre-rolls, vapourizers, beverages, edibles, and oils.

Formulations

Valens is building a diverse IP portfolio spanning a wide range of products and services, including cannabinoid and terpene isolation, concentrates formulations, and testing and extraction methodologies.

The Company also holds exclusive rights to commercialize SoRSE emulsion technology in Canada, Europe, Australia and Mexico.  SoRSE is an oil-derived, water-soluble cannabinoid product with zero cannabis smell or taste and a more stable, predictable experience with clearly defined onset and offset times.

Valens is continually developing its proprietary technologies and intellectual property around extraction, processing and formulation, adapting to current market trends in order to offer innovative and desired consumer experiences.

Capital Strategy

The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain existing operations and fund expansion opportunities. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as Shareholders’ equity and debt.

The Company is continually evaluating expansion opportunities both domestically and within certain international markets. Depending on the timing and scope of expansion opportunities identified by the Company, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed future capital requirements.

The Company has historically relied on the equity markets and, more recently, debt markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital.

The Company is not currently subject to externally imposed capital requirements. As at November 30, 2021, total current assets less current liabilities totaled $60.2 million.

Storage and Security

The Cannabis Act prescribes physical security requirements that are necessary to secure sites where licenced producers conduct activities with cannabis.  All of the Company’s facilities currently in production operate in accordance with the Cannabis Act requirements, including in relation to the security requirements.  Health Canada conducts ad hoc, unscheduled site inspections of licenced producers under the Cannabis Act.  The Company has been subject to these inspections numerous times, often on a monthly basis.  The Company has responded to and complied with all requests from Health Canada within the time frames indicated in such requests.  As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance.  For a summary of the requirements, see “Regulatory Framework – Canada – Security Clearances and Physical Security Measures” below.

COVID-19 Policy

In support of public health measures to reduce the spread of COVID-19, the Company modified its operational, sick leave and remote work policies to help protect the health and safety of its employees and the broader community.

Specialized Skill and Knowledge

The Company has assembled a capable management team and Board with significant experience in the management and growth of successful enterprises, including the cannabis industry.  Coupled with operational experience, the Company expects to be a low-cost extractor of cannabis oils and derivatives products as well as a leading custom manufacturer of cannabis products.

The Company has a specialized team of cannabis processors, formulators and product developers, backed by a diverse range of backgrounds in science, marketing, and business and finance.

Competitive Conditions

On June 14, 2019, Health Canada finalized the proposed regulations permitting the sale of additional product types such as edibles (including beverages), concentrates, and topical creams.  Subsequently, on October 17, 2019, the regulations for the new product formats came into force.  This enabled licence holders to amend their licences to allow the sale of the new products and begin the 60-day notice period with Health Canada to obtain approval for the new product SKUs they intended to sell.  The Company received its amended licence on October 23, 2019. The Company believes its focus on extraction services and the production of cannabis derivatives will benefit greatly from the increased scope of available offerings.

Pricing, quality and innovative product development will be key to the Company’s ability to not only outperform its direct competitors, but also to encourage the outsourcing of extraction services by larger licenced producers rather than insourcing these processes.  Attractive pricing will be maintained through driving efficiencies as well as deploying technologies that enhance service offerings and/or the ability of the Company to execute existing services.

Employees

As at November 30, 2021, the Company directly or through its subsidiaries, employed approximately 445 full-time and part-time employees.

Components

The Company requires the customers they have entered into extraction and white-label agreements with to provide input cannabis and hemp material for processing.  Shortages in the supply of this material may have an impact on the Company’s ability to generate revenue.

REGULATORY FRAMEWORK

The following summary addresses the primary: (i) Canadian federal laws and regulations, and the applicable Australian laws and regulations, associated with the cultivation, processing and distribution of legal cannabis products; and (ii) United States federal laws and regulations regarding hemp and hemp derivatives. It does not address the laws and regulations of any other jurisdiction, except as otherwise set out below.

Canada

The following summary addresses the primary Canadian federal and provincial laws and regulations associated with the production, distribution and promotion of legal cannabis, cannabis products and cannabis accessories. It does not address the laws and regulations of any other jurisdiction. The Company believes that, as of the date of hereof, it is in compliance with all laws and regulations summarized below.

Background

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Prior to the promulgation of the Cannabis Act and the Cannabis Regulations, only the sale of cannabis for medical purposes was legal, which was regulated by the ACMPR under the CDSA. The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the possession, cultivation, production, processing, sale, distribution and promotion of cannabis for medical and adult recreational use.

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use, implemented by the Cannabis Regulations. The Cannabis Act and the Cannabis Regulations maintain a separate regime for access to cannabis for medical purposes. Under the Cannabis Act and the Cannabis Regulations, import and export permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp and in accordance with the Industrial Hemp Regulations. Import and export permits will not be issued in respect of cannabis for adult recreational use. The Company has all required licenses at this time to conduct its business outside of Canada in accordance with Health Canada’s regulatory process relating to the export of cannabis. Pursuant to the Cannabis Regulations, a holder of a license is authorized to export cannabis for medical or scientific purposes upon receipt of an export permit for each shipment of cannabis that is exported for medical purposes. Upon receipt of an import permit of the recipient jurisdiction for a specific export of products (the “Import Permit”), the Issuer provides the Import Permit as part of its application for a shipment-specific export permit to be issued by Health Canada. This is an ongoing process that all license holders, including the Issuer, must comply with in order to export medical cannabis. As set out below, each of the Canadian provinces and territories has established its own legislative and regulatory regime for the sale and distribution of adult-use recreational cannabis within the province or territory.

The Cannabis Regulations set out, among other things, rules relating to the following matters: (1) licences, permits and authorizations; (2) security clearances and physical security measures; (3)

good production practices; (4) permitted cannabis products; (5) packaging and labelling; (6) cannabis for medical purposes; (7) drugs containing cannabis; (8) combination products and devices; (9) importation and exportation for medical or scientific purposes; (10) document retention; (11) reporting and disclosure, and (12) access to cannabis for medical purposes.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences: cultivation licences; processing licences; analytical testing licences; sales for medical purposes licences; research licences; and cannabis drug licences. The Cannabis Regulations also create subclasses of cultivation licences (standard cultivation, micro-cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences and each subclass therein are subject to different rules and requirements that are intended to be proportional to the public health and safety risks posed by the activities authorized by each licence category and subclass. The Cannabis Regulations provide that all licences issued under the Cannabis Act must include both the effective date and expiry date of the licence and may be renewed on or before the expiry date.

The Industrial Hemp Regulations under the Cannabis Act came into force on October 17, 2018. The Industrial Hemp Regulations remained largely the same as they were under the CDSA but now they permit the sale of hemp plants to licenced cannabis producers, the use of additional parts of the hemp plant and licensing requirements were introduced in accordance with the low risk posed by industrial hemp. The Industrial Hemp Regulations define “industrial hemp” as cannabis plants – or any part of the plant – in which the concentration of THC is 0.3% or less in the flowering heads and leaves.

Security Clearances and Physical Security Measures

Certain key site personnel, including the responsible person, the head of security, the master grower, the quality assurance person (as each is defined in the Cannabis Regulations), their designated alternates and any other individual identified by the Minister of Health (the “Minister”) must hold a valid security clearance issued by the Minister. Where the licencee is a corporation, certain other people associated with it, including its directors and officers as well as anyone who has or will have direct control over the corporation, including directors and officers of any corporation or other individual that has or will have direct control over the licence-holding corporation must also hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require specified persons to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

The ministerial order regarding the Cannabis Tracking System (together with the licensing portal, collectively known as the “Cannabis Tracking and Licensing System” or “CTLS”) was published in the Canada Gazette, Part II, on September 5, 2018 and came into effect on October 17, 2018 (the “2018 Ministerial Order”). The 2018 Ministerial Order was repealed and replaced by the new ministerial order, the Cannabis Tracking System Order, published in the Canada Gazette, Part II on June 26, 2019 and in force on October 17, 2019 in order to address the unique public health and public safety risks associated with the three new classes of cannabis, being edible cannabis, cannabis extracts and cannabis topicals (collectively, the “New Classes of Cannabis”) authorized by the Regulations Amending the Cannabis Regulations (New Classes of Cannabis) (the “Amending Regulations”) on October 17, 2019.

Health Canada maintains the CTLS which is a licensing portal designed to enable the submission of licence applications, amendments and renewals and to facilitate licencee reporting and track the flow of cannabis throughout the supply chain as a means of preventing the illegal inversion and diversion of cannabis into and out of the regulated system. To facilitate this, holders of a licence for cultivation, licence for processing, or a licence for sale for medical purposes are required to submit monthly reports to Health Canada through the CTLS.

Cannabis Products

The Cannabis Act and Cannabis Regulations establish the permitted classes of cannabis products (dried cannabis, fresh cannabis, cannabis plants, cannabis plant seeds, edible cannabis, cannabis extracts and cannabis topicals) and sets out the specific requirements for each such class.

The Cannabis Regulations require a licence holder to submit a notice with Health Canada at least 60 days before releasing a new product to the market. THC content in cannabis products intended for ingestion or nasal, vaginal or rectal administration is limited to no more than 10 mg THC per discrete unit.

Prior to the passage of the Amending Regulations, the Cannabis Act only permitted the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis plant seeds. The Amending Regulations permit the production and sale of the New Classes of Cannabis. As is the case for dried or fresh cannabis and cannabis oil, a processing licence is required in order to produce edible cannabis, cannabis extracts and cannabis topicals, and to package and label these types of cannabis products for sale to consumers. Holders of processing licences issued prior to October 17, 2019 were required to amend their processing licence before they could begin manufacturing products belonging to New Classes of Cannabis.

In addition, if a holder of a processing licence chooses to process edible cannabis and food products on the same site, then the production, packaging, labelling, and storage of cannabis and the production, packaging, and labelling of food products will need to be conducted in separate buildings.  All cannabis production is required to occur in a separate building from any food production.

Packaging & Labeling

The Cannabis Regulations set out strict requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth.

Pursuant to the Cannabis Regulations, all cannabis products are required to be packaged in a manner that is tamper-proof and child-resistant and in plain packaging. The Cannabis Regulations impose strict limits on the use of colours, graphics, and other special characteristics in packaging. In addition, cannabis product labels must include specific information, including: (i) product source information, including the name, phone number and email of the licence holder; (ii) information about the product including class of cannabis, amount, brand name, lot number, storage conditions, packaging date, expiry date; (iii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iv) a keep out of reach of children warning and the Health Canada standardized cannabis symbol; and (v) information specifying THC and CBD content of the cannabis product.

Promotion

The Cannabis Act and Regulations restrict the promotion of cannabis products. Subject to a few exceptions, all promotion of cannabis products is prohibited unless specifically authorized by the Cannabis Act.  The prohibition on promotion includes promotion by communicating information about price or distribution, in a manner that there are reasonable grounds to believe could be appealing to young persons, by means of a testimonial or endorsement, and by evoking positive or negative emotions about a way of life (e.g., glamour, recreation, excitement, vitality, risk, daring).

The Cannabis Act sets out certain limited exceptions to the general prohibition on promotion. These permit: (i) promotion of price and availability at point of sale, (ii) informational or brand preference promotion distributed in accordance with the Cannabis Act (i.e. in an age-gated manner), (iii) promotion to other licence holders, and (iv) by inclusion of brand elements on certain non-cannabis things as permitted by the Cannabis Act and Regulations.

In addition to the general prohibitions on promotion that apply to all cannabis products, the Amending Regulations also prohibit certain representations and associations on cannabis products, their packages and labels and associated promotional activity, including: a prohibition on promoting cannabis products in connection with certain flavours (e.g. confectionary, dessert, soft drink, or energy drink); promotion of health or cosmetic benefits; a prohibition on including energy value and nutrient content representations that go beyond those permitted in the list of ingredients and in the cannabis-specific nutrition facts table for cannabis edibles; a prohibition on statements reasonably likely to create the impression that edible cannabis or a cannabis accessory is intended to meet particular dietary requirements; and a prohibition on promotion that could reasonably associate the cannabis product, a cannabis accessory or service related to cannabis with an alcoholic beverage, a tobacco product or a vaping product.

Product Composition

The Cannabis Regulations place restrictions on product composition specific to each type of cannabis product including specific THC limits. Examples of product-specific compositional restrictions include:

Edible cannabis: must be shelf stable; cannot contain any ingredients other than food and food additives and the use of food additives must be in accordance with the limits and purposes that are prescribed for foods; must not contain caffeine unless the caffeine is introduced through the use of ingredients that naturally contain caffeine, and the total amount of caffeine does not exceed 30 mg per immediate container; must not contain ethyl alcohol in excess of 0.5% w/w; must not contain anything that would cause the sale of the edible cannabis, if it was a food regulated under the Food and Drugs Act, to be prohibited and must not be fortified with vitamins or mineral nutrients.  Edible cannabis cannot contain THC in excess of 10 mg per immediate container.

Cannabis extracts: must not contain ingredients that are sugars, sweeteners or sweetening agents, nor any ingredient listed on Column 1 of Schedule 2 to the Tobacco and Vaping Products Act (which is a list of ingredients that are prohibited in vaping products) except if those ingredients and their levels are naturally occurring in an ingredient used to produce the extract.  A cannabis extract cannot contain ingredients other than carrier substances, flavouring agents and substances that are necessary to maintain the quality or stability of the cannabis product and must not contain a quantity of THC that exceeds 1,000 mg per immediate container.

Cannabis topicals: must not contain anything that may cause injury to the health of the consumer when the product is used as intended or in a reasonably foreseeable way.  A cannabis topical cannot contain a quantity of THC that exceeds 1,000 mg per immediate container.

Health Products Containing Cannabis

The ability to sell cannabis products with health claims is very limited in Canada, and is only permitted if the cannabis product has been approved by Health Canada as a prescription drug. Currently, drugs containing any phytocannabinoid produced by or found in the cannabis plant, as well as substances that are duplicates of such phytocannabinoids are included on Health Canada’s Prescription Drug List (“PDL”) and as such, can only be sold pursuant to a prescription.  Accordingly, under the current regulatory framework, cannabis is not permitted as an active ingredient in a natural health product or a non-prescription drug product.  Although, Health Canada has previously authorized prescription drug products containing cannabis, the agency maintains that there remains significant scientific uncertainty regarding the pharmacological actions, therapeutic effectiveness and safety of the majority of phytocannabinoids. The cannabis-based prescription drug products that have been authorized by Health Canada have been demonstrated safe and effective, and authorized for use in the treatment of specific conditions. While these authorized products have contributed to the global body of knowledge concerning the safety and efficacy of cannabis-based therapies, Health Canada has stated that the scientific uncertainty and limited market experience with cannabis requires a precautionary approach. Listing all phytocannabinoids on the PDL addresses this need by ensuring that health products containing cannabis are only dispensed pursuant to a prescription, allowing healthcare practitioners to monitor and manage any unanticipated effects.

Health Canada launched a consultation on a potential market for cannabis health products that would not require practitioner oversight (i.e., could be marketed and sold “over the counter”, without a prescription) and is considering the development of a regulatory pathway for these cannabis health products. In the meantime, all phytocannabinoids remain listed on the PDL and cannabis products cannot be marketed in Canada with any associated health, therapeutic or wellness claims.

Cannabis is also expressly prohibited for use in cosmetic products as it is included on Health Canada’s Cosmetic Ingredient Hotlist, List of Ingredients Prohibited for Use in Cosmetic Products.

Provincial and Territorial Regulatory Regimes

The Cannabis Act and Regulations provide for federal oversight of the commercial cultivation, processing, sale, distribution and promotion of cannabis and cannabis products for medical and adult recreational uses.  In addition, the Cannabis Act provides that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis, including retail sale, distribution and consumption within the province or territory (similar to what is also the case for liquor and tobacco products) The governments of every Canadian province and territory have, to varying degrees, established regulatory regimes for the distribution and sale of cannabis for adult recreational purposes within their jurisdiction. Each of these Canadian jurisdictions has established a minimum age of 19 years for cannabis use, except for Québec and Alberta, where the minimum age is 21 and 18, respectively.

Québec: In Québec, all recreational cannabis is managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its own online site.

Ontario: In Ontario, the distribution and online retail sale of recreational cannabis is conducted through the Ontario Cannabis Retail Corporation, under the oversight of the Alcohol and Gaming Commission of Ontario (the “AGCO”). Ontario also permits the sale of recreational cannabis through private brick-and-mortar retailers.  Initially, Ontario employed a “phased” approach to retail licensing, setting a maximum cap of 25 licences available to be issued to allow operators to open for business beginning April 1, 2019. The Ontario government has now moved to open the market for private cannabis retail stores in Ontario. In addition to removing the cap on the number of private retail stores in Ontario, the previously mandated regional distribution limiting the number of retail stores permitted in each region was eliminated on March 2, 2020. Federally licenced producers may now own or control, directly or indirectly, up to 25% of a corporation holding a cannabis Retail Operator Licence (required to hold a Retail Store Authorization) in Ontario, an increase from the previous threshold of 9.9%. Until September 2021, each retail operator (and its affiliates) may own a maximum of 30 cannabis stores, increasing 75 cannabis stores in September 2021.  All wholesale distribution of cannabis in Ontario is facilitated by the AGCO, which also maintains an online store.

British Columbia: In British Columbia, recreational cannabis is sold through both public and privately-operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government distributor (the Alberta Gaming & Liquor Commission “AGLC”), similar to the distribution system currently in place for alcohol in the province. Only licenced retail outlets are permitted to sell cannabis with online sales run by the AGLC.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) issues private retail store permits, with municipalities having the option of opting out of having a cannabis store if they choose. Saskatchewan is the only jurisdiction to allow for private distribution and wholesale (but regulated by the SLGA).

Manitoba: In Manitoba, cannabis distribution and wholesale is government-run by the Manitoba Liquor and Lotteries Corporation, with retail sale privately operated.

New Brunswick: In New Brunswick, distribution of recreational cannabis is government-run and recreational cannabis is sold in stores and online through Cannabis NB, a subsidiary of the New Brunswick Liquor Corporation (the “NBLC”). The NBLC also controls the distribution and wholesale of cannabis in the province.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation (the “NSLC”) is the only authorized retailer of recreational cannabis in the province. There are no private retail cannabis stores in Nova Scotia. The NSLC also controls the distribution and wholesale of cannabis in the province.

Prince Edward Island: In Prince Edward Island sale of cannabis is government-run through PEI Cannabis by way of online sales and limited physical storefronts. There is no private licensing of retail cannabis stores in PEI. The PEI Cannabis Management Corporation is responsible for the distribution and wholesale of cannabis in the province.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis is sold through licenced private retail stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the wholesale and distribution to the private sellers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer.

Yukon: Recreational cannabis can be purchased through government-run online stores private retailers licenced by the Cannabis Licensing Board. The YLC is responsible for the distribution and wholesale of cannabis in the territory while the Cannabis Licensing Board is the regulatory body in the Yukon.

Northwest Territories: In the Northwest Territories, the N.W.T. Liquor and Cannabis Commission (the “NTLCC”) oversees the distribution and sale of cannabis through NTLCC-approved retailers and/or the NTLCC-approved online store.

Nunavut: Nunavut permits the sale of cannabis through approved private retailers, including online. The Nunavut Liquor and Cannabis Commission is responsible for approving retailers as well as distribution and wholesale in the territory.

The Company is in compliance with the laws of every Canadian province and territory in which it operates, and is in compliance with the laws of the federal government of Canada, including, but not limited to, the regulatory framework under the Cannabis Act and the Cannabis Regulations. There are no current incidents of non-compliance, citations or notices of violation outstanding which may have an impact on the Company’s licences, business activities or operations in any of the provinces or territories of Canada. Notwithstanding the foregoing, like all businesses the Company may from time to time experience incidences of non-compliance with applicable rules and regulations in the provinces and territories in which the Company operates, either with respect to the provincial regulation of the sale and distribution of recreational cannabis, or the regulatory framework under the Cannabis Act and the Cannabis Regulations, and such non-compliance may have an impact on the Company’s licences, business activities or operations in applicable province or territory. However, the Company takes steps to minimize, disclose and remedy all incidents of non-compliance which may have an impact on the Company’s licences, business activities or operations.

Australia

Importation of medicinal cannabis products

Section 5 of the Customs (Prohibited Imports) (Importation of Hemp Seeds and Hemp Derived Products) Approval 2018 (Cth) provides that the following products are approved for importation into Australia and are not subject to additional licensing / permit requirements:

(a)

hulled hemp seeds, being seeds from a plant of the genus Cannabis if the leaves and flowering heads of the plant do not contain more than 1% total tetrahydrocannabinol (THC) content (‘hemp seeds’) and the seeds have had their outer coat or hull removed;

(b)	hemp seed meal, being the meal or flour obtained from the grinding or milling of hemp seeds;
(c)	hemp fibre, being the fibre of a plant of the genus Cannabis but does not include the leaves, seeds or flowers of the plant;

(d)hemp seed oil, being the oil obtained by cold expression from ripened hemp seeds, if:

(i)	the total cannabidiol (CBD) content (i.e., the total amount of CBD and cannabidiolic acid) of the oil is 75 mg/kg (0.0075%) or less; and
(ii)	the total THC content (i.e., the total amount of delta‑9‑tetrahydrocannabinol and delta‑9‑tetrahydrocannabinolic acid) of the oil is 50 mg/kg (0.005%) or less;
(e)	a product that contains or consists of hulled hemp seeds or that contains ingredients extracted or derived from hemp seeds, if:

(i) the product does not contain another drug; and

(ii)	the product does not contain any other parts (including unhulled hemp seeds) of, or extracts from parts (except hemp seeds) of, a plant of the genus Cannabis; and

(iii)the total CBD content of the product is 75 mg/kg (0.0075%) or less; and

(iv)the total THC content of the product is 50 mg/kg (0.005%) or less,

(collectively, the “Approved Products”).

Once imported into Australia, Approved Products may be distributed and are not subject to further cannabis-specific importation regulations. However, if the Approved Products are for therapeutic use, they will be subject to regulation by the Therapeutic Goods Administration (the “TGA”), which regulates the supply of therapeutic goods in Australia.

Cannabis products that are not Approved Products cannot be imported into Australia unless they are for medicinal or scientific research (i.e. clinical trial) purposes. That is, with the exception of the Approved Products, only medicinal cannabis products (including cannabis ingredients used to manufacture medicinal cannabis products) can be imported into Australia, subject to the licensing / permit requirements discussed below.

The import and manufacture of medicinal cannabis products are subject to regulation by the Office of Drug Control (“ODC”) of the Australian Commonwealth Department of Health.

In order to import medicinal cannabis products (which are not Approved Products) into Australia, pursuant to regulation 5 of the Customs (Prohibited Imports) Regulations 1956 (Cth), the importer must hold:

(a)a licence to import drugs (“Import Licence”); and

(b)	a permission to import each consignment of each specific drug (“Australian Import Permit”),

and must comply with any conditions of the Import Licence and Australian Import Permit.

Import Licences are applied for by the proposed importer in writing from the Secretary of the Australian Commonwealth Department of Health (“Secretary”). The application must be in the approved form. Import Licences are issued for a 12 month period.

In order to be granted an Import Licence, the applicant must provide all requested information to the Secretary, demonstrate that it, and its agents and employees, are fit and proper persons to be granted the Import Licence, and demonstrate that its drug storage facilities meet the security requirements for that purpose.

Once an Import Licence is granted, the Import Licence holder must comply with certain requirements, including:

(a)

keeping any drug that is in the possession of the Import Licence holder in safe custody at all times, and if the drug is moved from one place to another, taking adequate precautions to ensure that the removal is safely carried out;

(b)	taking reasonable precautions to ensure that there is no danger of loss or theft of any drug in the possession of the Licence holder;
(c)	only supplying medicinal cannabis products if the Import Licence holder is satisfied that the product will be used solely for medical or scientific purposes; and

(d)

keeping records including about the name and quantity of each drug in the possession of the Import Licence holder, and the quantity of each drug supplied by the Import Licence holder, and information about the person to whom the drug was supplied.

The Import Licence may be revoked if the Import Licence holder does not comply with these requirements.

An application for each Australian Import Permit must be made in writing to the Secretary by the proposed importer. The application must be in the approved form. An Australian Import Permit will not be granted unless the applicant has provided all requested information to the Secretary, has made proper arrangements for the safe transportation and custody of the products, and

(a)	if the product is required for the manufacture of a drug at certain premises –
(i)

the applicant is a holder of a manufacturer’s licence in relation to the manufacture of the drug at those premises pursuant to requirements of the Narcotic Drugs Act 1967 (Cth), as amended, which is administered by the ODC (“ND Manufacturer’s Licence”); and

(ii)

where the manufacture of the drug is prohibited under a law of the Australian state (“State”) or territory (“Territory”) in which those premises are situated unless a licence to manufacture the drug has been granted under that law, for the purposes of that law, the applicant is the holder of a licence authorising the applicant to manufacture the drug at those premises (“State/Territory-based Manufacturer’s Licence”); or

(b)if the product is required for the applicant’s business as a seller or supplier –

(i)

under a law of the State or Territory in which the premises at or from which the applicant conducts that business are situated, the applicant is the holder of a licence authorising the applicant to sell or supply the product at or from those premises (“State/Territory-based Supplier’s Licence”); or

(c) otherwise, the product is required by the applicant for medical or scientific purposes.

An Australian Import Permit will specify the quantity of the product the holder may import as well as any other conditions or requirements, including with respect to possession, safe custody, transportation, use or disposal of the product to be complied with by the holder of the Australian Import Permit.

The Australian Import Permit may be revoked if the holder of the Australian Import Permit fails to comply with a specified condition or requirement of the Australian Import Permit.

Distribution of medicinal cannabis products

The distribution and supply of medicinal cannabis products in Australia is regulated by the TGA.

Pursuant to the Therapeutic Goods Act 1989 (Cth) (“TG Act”), it is an offence to supply therapeutic goods (including medicinal cannabis products) in Australia unless the goods are included in the Australian Register of Therapeutic Goods (“ARTG”), are exempt from being included in the ARTG, or are otherwise authorised by the TGA.

Therefore, the only ways medicinal cannabis products can only be supplied to patients in Australia are:

(a)

once the particular medicinal cannabis product is included in the ARTG – this requires a sponsor to submit an application to the TGA which includes data as to the quality, safety, efficacy and performance of the product and its intended use; or

(b)

pursuant to the TGA’s Special Access Scheme (“SAS”) – a medical practitioner may use one of the following two SAS Categories to access an unapproved medicinal cannabis product for an individual patient:

(i)

SAS Category A: a “Category A patient” is a person who is seriously ill with a condition from which death is reasonably likely to occur within a matter of months, or from which premature death is reasonably likely to occur in the absence of early treatment. A prescribing medical practitioner (a medical doctor) or a health practitioner on behalf of a prescribing medical practitioner (e.g. a nurse practitioner or pharmacist) may, with notification to the TGA, supply unapproved medicinal cannabis products to such a patient; or

(ii)

SAS Category B: if a patient is not a “Category A patient”, a health practitioner may nevertheless make an application to the TGA for approval to supply unapproved medicinal cannabis products to the patient. This requires a thorough clinical justification for the use of the product, including the seriousness of the condition, details of previous treatment and reasons why a currently approved therapeutic good cannot be used for the treatment of the individual patient in the particular circumstance; or

(c)

under the TGA’s Authorised Prescriber Scheme – a medical practitioner may apply to the TGA to become an “Authorised Prescriber” of unapproved medicinal cannabis products in order to prescribe the products to a class (or classes) of recipients with a particular medical condition; or

(d)through a clinical trial involving the medicinal cannabis product.

Further, relevant State or Territory-based Supplier’s Licence(s) (to the extent applicable) will also need to be obtained, depending on where in Australia the operations are located.

In addition, if a medical practitioner who prescribes medicinal cannabis products is required to obtain approval or authorisation from their State’s or Territory’s Department of Health to prescribe and supply medicinal cannabis products, the medical practitioner must obtain such approval or authorisation. Since April 2018, practitioners can notify or apply to both the TGA and the relevant State’s or Territory’s Department of Health (where applicable) to prescribe and supply medicinal cannabis products through a “single-in” application process.

From February 1, 2021, pharmacists have been able to lawfully supply TGA-approved low dose CBD preparations following changes to the scheduling of CBD in the Australian Poisons Standard. Other medicinal cannabis products included on the ARTG (including products that have CBD as the active ingredient) are still classified as prescription medicines

Certain low dose CBD preparations for therapeutic use are now classified as Schedule 3 (Pharmacist Only Medicine), the change was effected by carving out the following category of CBD from the existing Schedule 4 entry to be included in Schedule 3:

“Cannabidiol in oral, oralmucosal and sublingual preparations are included in the ARTG when:

1.	the cannabidiol is either plant derived, or when synthetic only, contains the (-) CBD enantiomer; and
2.	the cannabidiol comprises 98 per cent or more of the total cannabinoid content of the preparation; and

3.

any cannabinoids, other than cannabidiol, must be only those naturally found in cannabis and comprise 2 per cent or less of the total cannabinoid content of the preparation and of which tetrahydrocannabinol (THC) can only comprise 1 per cent of the total cannabinoid content; and

4.the maximum recommended daily dose is 150 mg or less of cannabidiol; and

5.	packed in blister or strip packaging or in a container fitted with a child-resistant closure; and

6.in packs containing not more than 30 days’ supply; and

7.for adults aged 18 years or over.”

Such Schedule 3 CBD-containing medicines must be labelled with the following warning statements: “Do not use if pregnant or likely to become pregnant” and “Do not use if breastfeeding or planning to breastfeed”.

The impact of this amendment to the Poisons Standard is that over-the-counter sales of certain CBD containing medicines (once they are included in the ARTG) are now permitted in Australian pharmacies.

The amendments to the Poisons Standard came into effect on February 1, 2021.

The Company is in compliance with the laws of Australia and the laws of every Australian State and Territory in which it operates, including in relation to the importation and distribution of medicinal cannabis products, and the laws of Canada with respect to the export of cannabis products. There are no current incidences of non-compliance, citations or notices of violation outstanding which may have an impact on the Company’s licences, export applications under the Cannabis Act, business activities or operations in Australia. Notwithstanding the foregoing, like all businesses the Company may from time to time experience incidences of non-compliance with applicable laws and regulations in Australia, or the regulatory framework for the export of cannabis products to Australia under the Cannabis Act and the Cannabis Regulations, and such non-compliance may have an impact on the Company’s Australia Licences, business activities, the ability of its commercial partners in Australia to secure Import Licences and/or Australian Import Permits, or operations in the applicable State or Territory. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company’s licences, business activities or operations.

United States

The Agriculture Improvement Act of 2018 (“The 2018 Farm Bill”) became Law on December 20, 2018. Prior to this Law, hemp and hemp derivatives (such as CBD) were considered “marihuana,” and scheduled as a Schedule I controlled substance under the federal Controlled Substances Act (the “CSA”). As such, until passage of the 2018 Farm Bill, as a Schedule I controlled substance, the federal Drug Enforcement Agency (“DEA”) considered hemp and CBD to have a high potential for abuse; no currently accepted medical use in treatment in the United States; and a lack of accepted safety for use of the drug under medical supervision.

The passage of the 2018 Farm Bill materially changed federal Laws by amending the definition of “marihuana” under the CSA, defining “hemp” (including its derivatives, such as CBD), and expressly removing “hemp” from the definition. “Hemp,” among other things, is defined as any part of the cannabis plan “with a delta-9 tetrahydrocannabinol (THC) concentration of not more than 0.3 percent on a dry weight basis.” By defining “hemp” to include its “cannabinoids, derivatives, and extracts,” the Farm Bill removes popular hemp products such as CBD from the scope of the CSA provided THC level of such products is at or below 0.3% and the hemp and its derivatives were grown and processed in accordance with United States Department of Agriculture (“USDA”)

approved state hemp regulations, or a state has no such program, under the USDA’s hemp regulations. Thus, while “marihuana” is still illegal under United States federal law, hemp and hemp derivatives that meet this definition are not controlled substances, and thus not subject to federal criminal punishment under the CSA.

Broadly, the 2018 Farm Bill established a federal regulatory framework for hemp cultivation, production, and sales. In addition to excluding hemp from the CSA’s definition of “marihuana” and among other provisions, the 2018 Farm Bill: (a) allows the commercial production and sale of hemp in interstate commerce; and (b) establishes the USDA as the federal agency regulating the cultivation and production of hemp in the U.S., and approving state regulatory frameworks for states that adopt their own plans to regulate hemp.

On August 21, 2020, the U.S Drug Enforcement Agency issued an Interim Final Rule (“IFR”) regarding hemp. The IFR stated that synthetically derived THC from hemp remains a controlled substance. “Synthetically derived” is not defined in the IFR.

The 2018 Farm Bill preserves the authority and jurisdiction of the federal Food and Drug Administration. Under the federal Food, Drug and Cosmetics Act (“FDCA”), the FDA has authority to regulate the manufacture, marketing, and sale of food, drugs, dietary supplements, and cosmetics.  The FDA has made clear that products, including food, beverages, dietary supplements, and cosmetics, that contain hemp extracts and derivatives, such as CBD are within their jurisdiction to regulate. For now, the FDA has taken the position that it is unlawful to sell or market food, dietary supplements or beverages containing CBD. The FDA prohibits companies from making health claims regarding the efficacy of CBD products in treating or responding to disease.

The FDA continues to take enforcement actions against companies marketing and selling hemp derivatives, including CBD, for alleged violations of the FDCA. Often, FCA issues warning letters to companies marketing and selling hemp-derived CBD products. The letters reiterate the agency’s position that CBD cannot be added to food and dietary supplements and claimed that certain companies violated the FDCA’s prohibition against: (i) marketing CBD as or in a dietary supplement, human and animal food, or food additives; (ii) marketing a dietary supplement, human and animal food, or cosmetic with disease or drug claims (i.e., claims suggesting that a product is intended to treat, cure, or prevent disease); (iii) including a substance in human or animal food when that substance is not generally recognized as safe; and/or (iv) selling products that are misbranded due to their failure to include “adequate directions for use by a layperson.” The FDA has also stated that it could not yet conclude based on available data that CBD is “generally recognized as safe” for use in human or animal food.

On July 22, 2020, the FDA submitted proposed regulations governing hemp-derived products, such as CBD, which remained under consideration by the White House Office of Management and Budget through the end of the previous presidential Administration. However, these proposed regulations were subsequently withdrawn under the direction of new presidential Administration, which had asked agencies to withdraw any and all rules that had not yet been published in the Federal Register as a matter of routine change of administration. The Company understands that the new FDA regulations and/or subsequent federal legislation governing the use of CBD in food, beverages, and dietary supplements likely will subject Green Roads’ activities to additional regulation and oversight.

Green Roads is also subject to the laws of all U.S. states in which it does business regarding hemp and hemp derivatives. The laws and regulations in the 50 U.S. states remain subject to change as there are different interpretations among state and local regulatory agencies, as well as significant passage of new legislation and promulgation of new regulations in the various states due to the newfound legality of commerce in hemp. Upon passage of new laws and promulgation of new regulations in any U.S. state in which Green Roads does business, Green Roads is subject to additional regulation and oversight.

U.S. CANNABIS INDUSTRY INVOLVEMENT

Nature of U.S. Involvement

The Company does not directly engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

As discussed above, on September 21, 2018, the Company entered into the SoRSE Manufacturing and Sales Licence Agreement with Tarukino, whereby the Company received exclusive and non-exclusive licences to sell Tarukino-branded products in Canada based on meeting certain milestones. Tarukino owns all rights, title and interest in and to certain proprietary oil emulsion technology that transforms cannabis oil into water-compatible forms. While the SoRSE Manufacturing and Sales Licence Agreement provides the Company with certain licensing rights, to the Company’s knowledge, Tarukino operates in compliance with the applicable licensing requirements of the state of Washington in the United States. On December 11, 2019, the Company announced the expansion of the SoRSE Agreement, granting the Company exclusive rights for Canada, Europe, Australia and Mexico to use the proprietary SoRSE emulsion technology to produce, market, package, sell and distribute cannabis infused products.

RISK FACTORS

The risks presented in this AIF may not be all of the risks that the Company may face, although they are management’s current assessment of the risk factors that may cause actual results to be different from expected and historical results.  The risks and uncertainties described herein are not the only ones the Company faces.  Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business.  If any of the following risks actually occur, the Company’s business may be harmed and its financial condition and results of operations may suffer significantly.

Cannabis Regulatory Risks

The adult-use and medical cannabis industry and markets are subject to a variety of laws in Canada, the United States and elsewhere.

For instance, in Canada, the Cannabis Act came into force on October 17, 2018, legalizing the sale of cannabis for adult recreational use, and in October 2019 the Cannabis Act was amended to authorize the sale of three additional classes of cannabis, namely cannabis edibles, cannabis extracts and cannabis topicals.  Prior to the Cannabis Act coming into force, only cannabis for medical purposes was permitted to be cultivated, processed or sold in Canada.  The Cannabis Act and Regulations establish a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medicinal use (i.e., adult/recreational use), The Cannabis Regulations also maintain separate access to individuals who have been authorized to use cannabis for medical purposes.

The activities of the Company are subject to regulation by governmental authorities. The Company’s business objectives are contingent upon, in part, compliance with regulatory requirements enforced by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products in each jurisdiction in which it operates.  The Company cannot predict the time required to secure all appropriate regulatory approvals and licences for its products, or the extent of testing and documentation that may be required by governmental authorities.  Any delays in obtaining or failing to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.  New risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

Furthermore, although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company’s ability to research, possess, produce, sell, transport and deliver products including, but not limited to, cannabis, cannabis resin, tetrahydrocannabinol and other cannabis-related products.  Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of cannabis and cannabis-related products, or more stringent implementation thereof could have a substantial adverse impact on the Company.

Risks Relating to the Regulation of Hemp in the United States

In the United States, the production, labeling, packaging, exportation, formulation, licensing, distribution, sale and advertising of hemp and hemp derivatives (including CBD) is subject to regulation and oversight by certain federal agencies, including the USDA, FDA, DEA, and Federal Trade Commission (“FTC”), as well as state and municipal regulatory authorities in each state in which Green Roads does business. These governmental entities may commence criminal, civil regulatory or other legal proceedings, which could adversely impact Green Roads’ business, including limiting the products Green Roads can sell or the claims it can make.

The rapidly changing compliance environment for hemp and hemp derived products requires building and maintaining robust systems to comply with different laws, regulations, policies, advisories, and court decisions in multiple jurisdictions. The number of applicable laws and regulations affecting hemp and hemp derived products, and the rapid changes in such laws and regulations, adds cost to Green Roads, while increasing the possibility that Green Roads may violate one or more of the requirements. Should there be unexpected changes to the laws and regulations in jurisdictions in which Green Roads operates or seeks to operate, this could have a material impact on the Green Roads’ future growth prospects.

The fact that the FDA currently takes the position that certain hemp derivatives, such as CBD, cannot lawfully be added to food, beverages, or dietary supplements in the United States could lead to enforcement action against Green Roads, which could have a material adverse impact on its business. Additionally, the FDA is expected to promulgate rules and regulations regarding hemp and hemp derivatives, such as CBD. New FDA regulations could impact Green Roads ability to sell, distribute or market certain products, or could result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

Green Roads’ advertising is subject to regulation by the FTC under the Federal Trade Commission Act. In recent years, the FTC has undertaken several investigations of dietary and nutritional supplement products and companies based on allegedly deceptive or misleading claims, including CBD companies making allegedly deceptive claims. Increased enforcement by the FTC could impact the ability of Green Roads to advertise its products, make certain claims regarding its products, or possibly lead to enforcement action against Green Roads.

Additionally, some states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by Green Roads. Private litigants may also seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by the Company.

United States Entry Restrictions

A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the United States. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the United States. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the United States may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents.

As a company with operations in both the U.S. and Canada, inability of our employees or counterparties to enter the United States could harm our ability to conduct our business.

COVID-19 Outbreak

The spread of COVID‐19, which has caused a broad impact globally, may materially affect the Company economically and could result in volatility and disruption to global supply chains, mobility of people and the financial markets, which could affect the business, financial condition, results of operations and other factors relevant to the Company. While the potential economic impact brought by, and the duration of, COVID‐19 may be difficult to assess or predict, the ongoing COVID-19 pandemic could result in significant disruption of global financial markets, reducing the Company’s ability to access capital.

The global outbreak of COVID‐19 continues to evolve. The extent to which COVID‐19 may impact the Company’s business, operations and financial performance will depend on future developments, including but not limited to, matters such as (a) the duration and/or severity of the outbreak, (b) government policies, restrictions and requirements as they relate to social distancing, forced quarantines and other requirements, (c) non‐governmental influences or challenges such as the failure of banks and/or (d) any kind of ripple effect caused by the substantial economic damage that can be inflicted on society by a pandemic like COVID‐19. The ultimate long‐term impact of COVID‐19 is highly uncertain and cannot be predicted with confidence. There are also significant areas of uncertainty in respect of how businesses and consumers will respond once physical-distancing measures are lifted or relaxed across Canada and internationally. No assurance can be given that levels of consumption in respect of cannabinoid products will not be negatively affected once such physical-distancing measures are lifted or relaxed across Canada and internationally.

The Company has been impacted by the overall market uncertainty as a result of COVID-19, through reduced shipments of biomass from extraction partners and reduced demand for bulk winterized and distillate oil as our partners adjusted their workforce and operations to manage through the uncertainty created by the pandemic. Due to the continued uncertainty of the pandemic’s magnitude, outcome, effects and duration, it is not possible to estimate the future impact on our business, operations or financial results; however, the impact could be material.

Reliance on Canadian Licences

The Company’s ability to process and sell cannabis in Canada is dependent on the VAL Standard Cultivation and Processing Licences, the VAL Analytical Testing Licence, the LYF Standard Processing Licence, the Experion Licence and the Micro-Processing Licence (collectively the “Operating Licences”). The Operating Licences are subject to ongoing compliance and reporting requirements.  Failure to comply with the requirements of the Operating Licences or any failure to maintain the Operating Licences would have a material adverse impact on the business, financial condition and operating results of the Company.

Although the Company and its subsidiaries believe they will meet the requirements of the Cannabis Act for future extensions or renewals of the Operating Licences, there can be no guarantee that Health Canada will extend or renew these Operating Licences or, if extended or renewed, that they will be extended or renewed on the same or similar terms.  Should Health Canada not extend or renew the Operating Licences or should they renew the Operating Licences on different terms, the business, financial condition and results of the operation of the Company would be materially adversely affected.

Reliance on Australia Licences

The operations of the Company require it to obtain the Australia Licences for the sale and supply of Schedule 4 and Schedule 8 cannabis-derived products under its own title and the import of Schedule 4 and 8 cannabis-derived products in Australia, by certain national authorities in Australia.

The Company believes that it currently holds or has applied for all necessary licences and permits to carry on the activities that it is currently conducting under applicable laws and regulations, and also believes that it is complying in all material respects with the terms of such licences and permits. In addition, the Company will apply for, as the need arises, all necessary licences and permits to carry on the activities it expects to conduct in the future. However, the ability of the Company to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. Any loss of interest in any such required licence or permit, or the failure of any governmental authority to issue or renew such licences or permits upon acceptable terms, would have a material adverse impact upon the Company.

The current term of the Wholesale Licences and the Import/Export Licences end on November 1, 2022 and December 31, 2022, respectively. Although it is anticipated by management of the Company that the Victoria State Government and the Australian Department of Health Office of Drug Control will extend or renew the Australia Licences, there can be no guarantee that such renewals will occur or, if renewed, that such renewals will be on the same or similar terms. Should the Victoria State Government or the Australian Department of Health Office of Drug Control not renew the Australia Licences or should either renew such licences on different terms, the business, financial condition and results of the operation of the Company would be materially adversely affected.

Cannabis remains illegal under federal law in the United States

Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the CSA and as such, cultivation, distribution, sale and possession of cannabis violates federal law in the United States. The inconsistency between federal and state laws and regulations is a risk factor.

U.S. federal law pre-empts state law in these circumstances, so that the federal government can assert criminal violations of federal law despite state law. The level of prosecutions of state-legal cannabis operations is entirely unknown, nonetheless the stated position of the former Trump administration was hostile to legal cannabis. On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum for all U.S. Attorneys (the “Sessions Memorandum”) rescinding certain past U.S. Department of Justice memoranda on cannabis law enforcement, including the Memorandum by former Deputy Attorney General James Michael Cole (the “Cole Memorandum”) issued on August 29, 2013, under the Obama administration. Describing the criminal enforcement of federal cannabis prohibitions against those complying with state cannabis regulatory systems as an inefficient use of federal investigative and prosecutorial resources, the Cole Memorandum gave federal prosecutors discretion not to prosecute state law compliant cannabis companies in states that were regulating cannabis, unless one or more of eight federal priorities were implicated, including use of cannabis by minors, violence, or the use of federal lands for cultivation. As a result of the Sessions Memorandum, federal prosecutors are free to utilize their prosecutorial discretion to decide whether to prosecute cannabis-related activities despite the legality of these activities at the state-level. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active federal prosecutors will be in relation to such activities. Due to the ambiguity of the Sessions Memorandum, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis-related businesses that are otherwise compliant with state law.

While President Biden’s campaign position on cannabis falls short of full legalization, he has pledged to “decriminalize” cannabis, which could prompt his U.S. Attorney General to issue policy guidance to U.S. Attorneys that they should not enforce federal cannabis prohibition against state law compliant entities and others legally transacting business with them. While President Biden’s promise to decriminalize could mean that the federal government would not criminally enforce the Schedule II status against state legal entities, the implications are still not clear and there is no guarantee that President Biden’s campaign positions relating to cannabis will be effected by the current administration.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, the listing of its securities on the TSX or Nasdaq, its financial position, operating results, profitability or liquidity or the market price of the Common Shares.

Catastrophic Events

Natural disasters, such as earthquakes, tsunamis, floods or wildfires, public health crises, such as epidemics and pandemics, political instability, acts of terrorism, war or other conflicts and other events outside of the Company’s control, may adversely impact our business and operating results.  In addition to the direct impact that such events could have on our facilities and workforce, these types of events could negatively impact consumer spending in the impacted regions or depending on the severity, globally, which would impact our strategic partners and in turn impact on demand for our products and services.

Competition

On October 17, 2018, the Canadian Government enacted the Cannabis Act, which outlines the regulatory framework for the legalization of adult-use cannabis, providing laws to address impaired driving, protect public health and safety and prevent youth access to cannabis.  The Cannabis Act provides for the ability of individuals over the age of 18 to be able to purchase fresh or dried cannabis, cannabis oil, cannabis plants or seeds, cannabis edibles, cannabis extracts and cannabis topicals and the right to possess up to 30 grams of dried cannabis, or the equivalent amount.  The Cannabis Act also allows for households to grow a maximum of four marijuana plants.  The four-plant limit applies, regardless of the number of adults that reside in the household.

The Canadian Government has also introduced new penalties under the Criminal Code (Canada), including penalties for the illegal sale of cannabis, possession of cannabis over the prescribed limit, production of cannabis beyond personal cultivation limits, taking cannabis across the borders, selling cannabis to youth and involving youth to commit cannabis-related offences.

It is expected that the number of licenced producers will increase to continue to meet the demand of the recreational market, which could negatively impact the Company’s market share and demand for its products.

The introduction of a recreational model for cannabis production and distribution may impact the medical marijuana market.  The impact of this potential development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company.  Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

If the number of users of medical marijuana in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products.  To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support.  The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, the legal landscape for medical and recreational marijuana is changing internationally.  More countries have passed laws that allow for the production and distribution of medical and recreational marijuana in some form or another.  Increased international competition might lower the demand for the Company’s products on a global scale.

The Recent Development of the Cannabis Industry and Market in Canada

As a licence holder authorized to process, formulate and manufacture cannabinoid-based products, the Company is operating its business in a relatively new industry and market, and the Company’s success in the cannabis market will depend in part on its ability to attract and retain customers, develop and maintain commercial relationships with Canadian and international cannabis brands and develop innovative products. In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, the Company will need to make significant investments in its business strategy. These investments include the procurement of raw material, equipment relating to the distillation, extraction and formulation of cannabis products, site improvements and research and development projects. The Company expects that competitors will undertake similar investments to compete with it. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause the Company’s future efforts to develop its business to be unsuccessful or to have undesired consequences for it. As a result, the Company may not be successful in its efforts to attract customers, leverage its commercial partnerships or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than it currently anticipates in order to be successful.

Price Compression in the Cannabis Industry

Over the past year the cannabis industry has experienced, and continues to experience, price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, the oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results.

Maturation of the Cannabis Market

The cannabis market and associated products and technology are rapidly evolving, both domestically and internationally. The Company may be unable to anticipate and/or respond to developments in a timely and cost efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments.  The Company’s failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations.  The Company’s success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.

Dependence on Supply of Cannabis and Reliance on Other Key Inputs

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its extraction and white label manufacturing operations, as well as electricity, water and other utilities.  Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the financial condition and operating results of the Company.  Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

The Company acquires cannabis from third parties for purposes of its extraction business.  The Company’s business is also dependent on a number of non-cannabis related key inputs, including skilled labour, equipment, parts, solvents and other supplies.

However, there can be no assurance that there will continue to be a supply of cannabis or other inputs available for the Company to purchase in order to operate or expand its oil extraction business.  Additionally, the price of cannabis and other inputs may rise which would increase the Company’s cost of goods.  If the Company were unable to acquire the cannabis or other inputs required to operate or expand its oil extraction business or to do so on favourable terms, it could have a material adverse impact on the Company’s business, financial condition and results of operations.

If any of the Company’s key suppliers fails to provide inputs meeting the Company’s quality standards, it may need to source cannabis, equipment or other inputs from other suppliers, which may result in additional costs and delay in the delivery of its products and services to its clients.  There is no assurance that the Company’s suppliers will be able to supply and deliver the required materials to the Company in a timely manner or that the materials they supply to the Company will not be defective or substandard.  Any delay in the delivery of materials, or any defect in the materials, supplied to the Company may materially and adversely affect or delay its production schedule and affect its product quality.  If the Company cannot secure materials of similar quality and at reasonable prices from alternative suppliers in a timely manner, or at all, the Company may not be able to deliver its products to its clients on time with required quality.  The Company’s suppliers, service providers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, upon which the Company’s operations rely.  Loss of its suppliers, service providers or distributors would have a material adverse effect on the Company’s business and operational results.

Material Weakness in the Company’s Internal Control over Financial Reporting

During the fiscal year ended November 30, 2021, even though uncorrected material misstatements were not identified in the Company’s financial statements, it was determined that there was a reasonable possibility that a material misstatement in the Company’s financial statements would not have been prevented or detected on a timely basis. The Company’s management has identified material weaknesses in the Company’s internal control over financial reporting, and management has concluded that the Company’s controls and procedures are not effective. While the Company and its management are working to remediate any material weakness in the Company’s internal controls over financial reporting, the Company cannot make sufficient assurances that additional material weaknesses or significant deficiencies will not occur in the future. If the Company’s internal control over financial reporting or its disclosure controls and procedures are not effective, the Company may not be able to accurately report its financial results or prevent fraud, which may cause investors to lose confidence in the Company’s reported financial information and may lead to a decline in the Company’s stock price.

The Company has historically had a small internal accounting and finance staff. This lack of adequate accounting resources has resulted in the identification material weaknesses in the Company’s internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

As disclosed in management’s discussion and analysis for the year ended November 30, 2021 filed on the same date as this Annual Information Form, the Company’s management team identified the following material weaknesses: (i) the Company did not design and maintain effective controls over the bill and hold revenue recognition process; and (ii) the Company did not design and maintain effective controls over inventory commitments.

The Company has taken actions toward the remediation of the material weakness in the Company’s internal control over financial reporting including: (i) implementing additional ongoing oversight,

training and communication programs for management and personnel and (ii) increasing the number of finance and accounting personnel and have hired individuals with in-depth skills and experience related to ICFR and public company reporting.  Nonetheless, the material weaknesses in the Company’s internal control over financial reporting will not be considered remediated until the controls operate for a sufficient period of time and management has concluded, through testing that these controls operate effectively. If the Company does not successfully remediate the material weakness described above, or if other material weaknesses or other deficiencies arise in the future, the Company may be unable to accurately report our financial results, which could cause the Company’s financial results to be materially misstated and require restatement.

Financial Risk Factors

It is possible that the Company may not be able to foresee all of the risks that it may have to face.  The market in which the Company currently competes is complex, competitive and changes rapidly.  Sometimes new risks emerge and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements.  Readers of this AIF should not rely upon forward-looking statements as a prediction of future results.

Liquidity and Additional Financing

The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company’s continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of the Company’s current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

Market Price of Securities

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Securities of companies in the cannabis industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the cannabis industry. There can be no assurance that continuing fluctuations in price will not occur. The market price per Common Share is also likely to be affected by changes in the Company’s financial condition or results of operations.

Credit and Liquidity Risk

The Company will be exposed to counterparty risks and liquidity risks including, but not limited to: (i) through financial institutions that may hold the Company’s cash and cash equivalents; (ii) through companies that will have payables to the Company; (iii) through the Company’s insurance providers; and (iv) through the Company’s lenders, if any. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to it.  If these risks materialize, the Company’s operations could be adversely impacted and the price of the Common Shares could be adversely affected.

Dependence on Senior Management and Key Personnel

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management and key personnel.  The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect its business.  This risk is partially mitigated by the fact that the senior management team are significant shareholders in the Company.  As well, the implementation of employee compensation packages, composed of monetary short-term compensation and long-term stock-based compensation, has been designed for the retention of key employees.

In addition, certain people associated with cannabis licences, including individuals who have direct or indirect control over the licence holder such as directors, officers, large shareholders and key personnel including the quality assurance person, responsible person and head of security and any other individuals identified by the Minister, must hold a valid security clearance issued by the Minister.  There is no assurance that any existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one.  A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of certain operations.  In addition, if an individual in a key operational position leaves and the Company is unable to find a suitable replacement who is able to obtain a security clearance in a timely manner, or at all, the Company may not be able to conduct its operations, which could result in a material adverse effect on the Company’s business, financial condition and results of operations.

Sufficiency of Insurance

The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors’ and officers’ insurance; property coverage; and, general commercial insurance.  There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company.

General Business Risk and Liability

Given the nature of the Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business.  The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds.  Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business.  The Company may incur significant costs in connection with such potential liabilities.

Regulation of the Cannabis Industry

The Company is heavily regulated in all jurisdictions where it carries on business.  Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Possible sanctions include the revocation or imposition of conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures.  To the extent that existing or future regulations affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

Change in Laws, Regulations and Guidelines

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the cultivation, processing, manufacture, management, testing, transportation, sale, storage and disposal of medical and adult-use cannabis, including the Cannabis Act and Cannabis Regulations, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment.  Cannabis laws and regulations, including applicable TSX and Nasdaq rules and policies related to cannabis issuers, are dynamic and may change over time.  Any amendment to or replacement of the Cannabis Act or Cannabis Regulations may cause adverse effects to the Company’s operations.  The risks to the business of the Company represented by subsequent regulatory changes could reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company.

There is no guarantee that provincial legislation regulating the retail distribution and sale of cannabis for adult use purposes will remain unchanged or that it will be implemented in a way that is favourable to the Company.  It is possible for significant legislative amendments to be enacted in each province to address any current or future regulatory issues or perceived inadequacies in the distribution of cannabis.  There is no guarantee that provincial or territorial legislation regulating the distribution and sale of cannabis for recreational purposes will create the growth opportunities that are currently anticipated by the Company.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules could result in an increase in the Company’s taxes, other governmental charges, duties or impositions.  No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Valens.

Compliance with Laws

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the cultivation, processing, manufacture, management, testing, transportation, sale, storage and disposal of medical and adult-use cannabis, including the Cannabis Act and Cannabis Regulations, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment.  The Company will endeavour to comply with all relevant laws, regulations and guidelines at all times but may not maintain internal policies and procedures adequate to ensure compliance with the various laws, regulations and guidelines to which they are subject.  There is also a risk that the Company’s interpretation of laws, regulations and guidelines may differ from those of others and the Company’s operations may not be in compliance with such laws, regulations and guidelines.

To the knowledge of management, other than the requirement that the Company make routine corrections that may be required by Health Canada from time to time, the Company is currently in compliance with all such laws.  While the Company may be compliant today, it may not be compliant following changes to any laws, regulations or guidelines.

Health Canada inspectors routinely assess the Company’s facilities for compliance with the Cannabis Act and Cannabis Regulations and provides the Company with follow up inspection reports noting observed deficiencies and requesting corrective actions.  The Company is continuously reviewing and enhancing its operational procedures and facilities both proactively and in response to these routine inspections.  The Company follows all regulatory requirements in response to inspections in a timely manner.

The Company will incur ongoing costs and obligations related to regulatory compliance.  Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.  The Company may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company endeavours to comply with all relevant laws, regulations and guidelines.  To the best of the Company’s knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines as described elsewhere in this AIF.

Foreign Operations

The Company maintains operations in the United States and Australia and may have operations in additional foreign jurisdictions in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such foreign jurisdictions, as applicable. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates; social and labor unrest; organized crime; corruption and fraud; title and property disputes; hostage-taking; terrorism; violent crime; expropriation and nationalization; public health crises including epidemics, pandemics or outbreaks of new illnesses, infectious diseases or viruses (including, most recently, COVID-19); renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; changing political norms; banking and currency controls; and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Reliance on a Limited Number of Facilities

The Company’s activities and resources have been primarily focused on its Kelowna Facility. With the commencement of operations of the K2 Facility, and the acquisitions of Pommies, LYF, Green Roads and Citizen Stash, the Company will be relying on the BC Facilities, the Pommies Facility, the LYF Facility, the Experion Facility, and the Green Roads Facility (together, the “Facilities”) for the foreseeable future.  Disruption of operations at the Facilities could adversely affect inventory supplies and the Company’s ability to meet delivery deadlines.  The Company’s revenue is dependent on the uninterrupted operation of its Facilities.  The Company’s production is subject to operational risks beyond its control including fire, breakdown, failure or substandard performance of its equipment and machinery, power shortage, labour disruption, natural disasters and any interruption in its operations as a result of any failure to comply with all applicable laws and regulations in the jurisdiction where its Facilities are located.  Frequent or prolonged occurrence of any of the aforesaid events may have a material adverse effect on the Company’s business, financial condition and results of operation.  If there is any damage to the Company’s production facilities, it may not be able to alleviate the impact of such damage in a timely and proper manner or at all.  Any breakdown or malfunction of any of the Company’s information technology systems and equipment could cause a material disruption of its operations.  Adverse changes or developments affecting the Facilities could have a material and adverse effect on the Company’s business, financial condition and prospects.

Limited Operating History

The Company is subject to many of the risks common to early-stage enterprises, including limitations with respect to personnel and other resources and lack of a history of revenues.  The limited operating history may also make it difficult for investors to evaluate the Company’s prospects for success.  There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

TSX and Nasdaq Continued Listing Requirements

The Common Shares began trading on the TSX on April 16, 2020 and on Nasdaq on December 9, 2021.

The Company is subject to the rules and regulations of the TSX and Nasdaq. Further, in order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations and will have to continue to pay additional fees if its Common Shares remain listed on Nasdaq. Any changes to rules, regulations policies or guidelines issued by regulatory authorities may impact any such fees paid and increase the risk of non-compliance. There is no assurance that the Company will be able to comply with the continued listing standards of either the TSX or Nasdaq, as applicable, within any projected timeframes, or at all, and maintain listing status on either the TSX or Nasdaq.

Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the Company’s Common Shares from the TSX and/or Nasdaq. Such events may have material adverse effects on the Company’s business and financial condition.

Vulnerability to Rising Energy Costs

The Company’s extraction and manufacturing operations consume considerable energy, making the Company vulnerable to rising energy costs.  Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Environmental Regulation and Risks

The Company’s operations are subject to environmental regulations that mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which that could lead to stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of cannabis oil and related products, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities.  In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company.  In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.  These business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it.  The interests of these persons could conflict with those of the Company.  In addition, from time to time, these persons may be competing with the Company for available investment opportunities.  Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws.  In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Unfavourable Publicity or Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced.  Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows.

The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company.  Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect.  Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

In addition, parties outside of the cannabis industry with which the Company does or may do business with may perceive that they are exposed to reputational risk as a result of the Company’s cannabis related business activities.  For example, the Company could receive a notification from a financial institution advising it that they would no longer maintain banking relationships with those in the cannabis industry.  The Company may, in the future, have difficulty establishing or maintaining bank accounts or other business relationships that it needs to operate its business.  Failure to establish or maintain business relationships could have a material adverse effect on the Company.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury.  In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination.  Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur.  The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.  A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities.  Such insurance is expensive and may not be available in the future on acceptable terms, or at all.  The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products.  The Company holds directors’ & officers’ insurance and general liability insurance.

Risks Related to Intellectual Property

The ownership and protection of the Company’s intellectual property rights is a significant aspect of the Company’s future success.  Currently, the Company relies on trade secrets, technical know-how and proprietary information to protect its intellectual property.  The Company also attempts to protect its intellectual property by entering into confidentiality agreements with parties that have access to it, such as business partners, collaborators, employees and consultants.  Any of these parties may breach these agreements and the Company may not have adequate remedies for any specific breach.  In addition, the Company’s trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event the Company’s business, financial condition and results of operations could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products, trade secrets, technical know-how and proprietary information that are not protected by patents.  Policing the unauthorized use of the Company’s current or future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.  Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products.  In addition, in any infringement proceeding, some or all of the Company’s current or future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed.  An adverse result in any litigation or defense proceedings could put one or more of the Company’s current or future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued.  Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights.  Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages.  As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights.  However, such licences may not be available on terms acceptable to the Company or at all.  In addition, the Company may not be able to obtain or utilize on terms that are favourable to it, or at all, licences, or other rights with respect to intellectual property that it does not own.

Cybersecurity and Privacy Risks

The Company’s information systems and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations.  Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences.  Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The Company’s operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.  However, if the Company is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase.  Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company may collect and store certain personal information about customers and are responsible for protecting such information from privacy breaches.  A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions.  In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack.  Any such privacy breach or theft could have a material adverse effect on the Company’s business, financial condition and results of operations.

Anti-Money Laundering Laws and Regulation Risks

The Company is subject to a variety of laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.  Furthermore, while the Company has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by the Company could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Anti-Bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  In addition, the Company is or will be subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws.  However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents.  If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure.  If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.  The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all.  In addition, a product recall may require significant management attention.  Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits.  Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed.  A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company.  Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Client Acquisitions

The Company’s success depends on its ability to attract and retain clients and customers of its services.  There are many factors which could impact the Company’s ability to attract and retain clients and customers, including but not limited to the Company’s ability to continually produce desirable and effective product, the successful implementation of the Company’s client-acquisition plan and the continued growth in the aggregate number of patients selecting medical marijuana as a treatment option.  The Company’s failure to acquire and retain patients as clients would have a material adverse effect on the Company’s business, operating results and financial condition.

Difficulties with Forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada.  A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls.  The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.  If the Company is unable to deal with this growth; that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Litigation

The Company may from time to time become party to litigation in the ordinary course of business which could adversely affect its business.  Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Company’s common shares and could use significant resources.  Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.  Litigation may also create a negative perception of the Company.

Dividends

The Company has no dividend record and may not pay any dividends on the Common Shares in the foreseeable future.  Dividends paid by the Company could be subject to tax and, potentially, tax withholdings.

Limited Market for Securities

The Common Shares are listed on the TSX and Nasdaq, however, there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any securities of the Company.

Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, trade and other receivables, promissory notes receivable, accounts payable and accrued liabilities, and contractual obligations (including contingent consideration) that are denominated in U.S. dollars. U.S. dollar transactions relate to the Company’s Green Roads acquisition and SoRSE Manufacturing and Sales License Agreement. In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars.

Sale of the Common Shares May Have an Adverse Effect on the Market Price of the Common Shares

Sale of a substantial number of Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares.  A decline in the market prices of the Common Shares could impair the Company’s ability to raise additional capital through the sale of securities should it desire to do so.

United States Public Company Compliance Efforts

As a public company in the United States, the Company will incur additional legal, accounting, reporting and other expenses that it did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company by diverting the attention of some of its senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting its ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Company’s business, results of operations and financial condition.

If its efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be adversely affected. As a public company in the United States, it is more expensive for the Company to obtain director and officer liability insurance, and it will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.

The Sarbanes-Oxley Act (“Sarbanes-Oxley”) requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. In the event that the Company is not able to demonstrate compliance with Sarbanes-Oxley, that its internal control over financial reporting is perceived as inadequate, or that it is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of the Common Shares may decline. In addition, if the Company is unable to continue to meet these requirements, it may not be able to remain listed on Nasdaq.

Following a transition period permitted for a newly public company in the United States, the Company’s independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if management concludes that our internal controls over financial reporting are effective, its independent registered public accounting firm may issue a report that is qualified if it is not satisfied with the Company’s controls or the level at which its controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than the Company does.

Foreign Private Issuer Status under U.S. Securities Laws

The Company is a “foreign private issuer”, under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

Loss of Foreign Private Issuer Status under U.S. Securities Laws

In order to maintain its status as a foreign private issuer, a majority of the Company’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held by shareholders resident in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

Emerging Growth Company Status under U.S. Securities Laws

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

DIVIDENDS AND DISTRIBUTIONS

The Company has never paid any dividends or distributions on any of its securities and presently has no intention of paying dividends over the next fiscal year.  The future dividend policy will be determined by the directors of the Company on the basis of earnings, financial requirements and other relevant factors.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value.  As at November 30, 2021 there were 67,832,544 Common Shares issued and outstanding, and as of the date hereof there are 67,867,544 Common Shares issued and outstanding.

All of the Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets of the Company upon dissolution or winding up.  No Common Shares have been issued subject to call or assessment.

The Common Shares contain no pre-emptive rights, no conversion or exchange rights, no redemption, retraction, purchase for cancellation or surrender provisions.  There are no sinking or purchase fund provisions, no provisions permitting or restricting the issue of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a securityholder to contribute additional capital.

Warrants

The Company currently has the following warrants outstanding, each such warrant exercisable for one Common Share, on the terms set out below:

Number of Warrants	Exercise Price(1)	Expiry Date
400,000	$10.50	October 26, 2023
300,000	$11.25	October 26, 2023
300,000	$12.00	October 26, 2023
9,678,500	$7.65	January 29, 2024

6,967,650	$12.45	June 4, 2024

(1)	The exercise prices listed reflect the applicable exercise price payable for each post-Consolidation Common Share issued in connection with the exercise of three of the applicable warrants.

Stock Options

The Company currently has the following stock options outstanding under its Legacy Stock Option Plan and the LTIP (each as defined below), where such stock option is exercisable for one Common Share, on the terms set out below:

Legacy Stock Option Plan

Number of Options(1)	Exercise Price	Expiry Date
100,000	$3.21	July 9, 2023
561,384	$5.85	October 13, 2023
250,000	$12.63	May 26, 2024
579,698	$12.96	July 15, 2024
38,333	$8.37	October 14, 2024

(1)	The number of options listed and corresponding exercise prices reflect the customary adjustments effected due to the Consolidation pursuant to terms and conditions of the Legacy Stock Option Plan.

LTIP Stock Option Plan

Number of Options(1)	Exercise Price	Expiry Date
441,663	$5.19	October 18, 2025
50,000	$10.41	May 16, 2026
2,568,462	$3.93	January 17, 2027

(1)	The number of options listed and corresponding exercise prices reflect the customary adjustments effected due to the Consolidation pursuant to terms and conditions of the LTIP Stock Option Plan.

Restricted Share Units

The Company currently has the following restricted share units outstanding under its LTIP (defined below):

Number of Units	Issue Price	Grant Date
97,523	$5.19	October 19, 2020
777,514	$2.54	January 18, 2022

Deferred Share Units

The Company currently has the following deferred share units outstanding under its LTIP (defined below):

Number of Units	Issue Price	Grant Date
26,862	$5.19	October 19, 2020
16,851	$5.34	February 26, 2021
9,375	$9.60	May 27, 2021
16,125	$9.30	August 27, 2021
33,035	$4.54	November 26, 2021

The Company’s LTIP and Legacy Stock Option Plan

The Company’s Omnibus Long Term Incentive Plan (the “LTIP”) was passed by ordinary resolution of the shareholders at the Company’s AGM held on June 12, 2020. Any existing options that were granted prior to the effective date of the LTIP pursuant to the Company’s existing stock option plan (the “Legacy Stock Option Plan”), which was last approved by the shareholders of the Company on September 24, 2019, will continue in accordance with their terms. As of June 12, 2020, however, options were no longer granted pursuant to the Legacy Option Plan and are subsequently only granted pursuant to the LTIP. The following discussion is qualified in its entirety by the text of the LTIP which is available on SEDAR (as defined below) at www.sedar.com as Schedule “B” to the management information circular of the Company dated May 12, 2020 for the AGM held on June 12, 2020.

The LTIP allows for a variety of equity-based awards that provide different types of incentives to be granted to certain of our executive officers, employees and consultants (in the case of options (“Options”), performance share units (“PSUs”) and restricted share units (“RSUs”)) and directors (in the case of deferred share units (“‘DSUs”)). Options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive Common Shares, or in the case of PSUs, RSUs and DSUs, Common Shares or cash, in accordance with the terms of the LTIP. Under the terms of the LTIP, the Board, or if authorized by the Board, the Compensation Committee, may grant Awards to eligible participants, as applicable. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution. For the purposes of calculating the maximum number of Common Shares reserved for issuance under the LTIP and the Legacy Stock Option Plan, any issuance from treasury by the Company that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Company shall not be included. All of the Common Shares covered by the exercised, cancelled or terminated awards will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an “evergreen” plan.

The maximum number of Common Shares that may be: (i) issued to insiders of the Company within any one-year period; or (ii) issuable to insiders of the Company at any time, in each case, under the LTIP alone, or when combined with all of the Company’s other security-based compensation arrangements, including the Legacy Stock Option Plan, cannot exceed 10% of the aggregate number of Common Shares issued and outstanding from time to time determined on a non-diluted basis.

An Option shall be exercisable during a period established by our Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. The minimum exercise price of an Option will be determined based on the closing price of the Common Shares on the TSX on the last trading day before the date such Option is granted. The LTIP provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the LTIP, including the consent of our Board, where required.

MARKET FOR SECURITIES

Common Shares

The following table sets out the high and low closing market prices and the volume traded of the Common Shares on the TSX for each month of the financial year ended November 30, 2021(1):

Month	High	Low	Volume
December 2020	$6.09	$4.89	2,560,903
January 2021	$8.67	$4.92	5,787,232
February 2021	$7.17	$5.01	11,113,468
March 2021	$8.40	$4.86	6,478,698

April 2021	$11.16	$6.93	4,833,599
May 2021	$12.00	$8.49	6,906,000
June 2021	$10.53	$8.61	3,122,568
July 2021	$9.27	$6.57	2,637,433
August 2021	$9.87	$7.38	2,183,864
September 2021	$9.15	$6.93	2,041,200
October 2021	$7.11	$5.58	2,054,635
November 2021	$6.27	$4.18	3,956,965

(1)	Adjusted for the Consolidation.

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company during the year ended November 30, 2021:

Security	Number of Securities(4)	Issue/Exercise Price per Security	Date of Issue
Options(1)	50,000	$10.41	May 17, 2021
Warrants(2)	3,227,333	$7.65	January 29, 2021
Warrants(2)	2,323,383	$12.45	June 4, 2021
Deferred share units(3)	22,468	$5.34	February 26, 2021
Deferred share units(3)	9,375	$9.60	May 27, 2021
Deferred share units(3)	16,125	$9.30	August 27, 2021
Deferred share units(3)	33,035	$4.54	November 26, 2021

Notes:

(1)	The stock options are exercisable at a price of $10.41 per Common Share for a period of five years pursuant to the LTIP.
(2)	The warrants were issued as part of units sold in a bought-deal financing arrangement and expire 3 years from the date of issue.
(3)	The deferred share units all vested upon issuance and were issued pursuant to the LTIP.
(4)

For consistency, the number of securities issued have been adjusted to reflect the Consolidation, as applicable, including for issuances where the Consolidation was effected subsequent to the date of issuance.

ESCROWED SECURITIES

The following table summarizes details of the Company’s securities of each class held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of the Company’s fiscal year end, November 30, 2021:

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer (as at November 30, 2021)(4)	Percentage of class (as at November 30, 2021)
Common Shares	115,057(1)	0.30%
Common Shares	755,555(2)	1.11%
Common Shares	1,434,767(3)	2.12%

Notes:

(1)

Of this total, 115,057 Common Shares were released to the vendors of Southern Cliff Brands Inc. pursuant to the terms and conditions of the share purchase agreement dated November 7, 2019 with respect to the Company’s acquisition of Southern Cliff Brands Inc. (the “Pommies SPA”). The 86,292 Common Shares currently held in escrow or that are subject to a contractual restriction on transfer as of the date hereof may be released in accordance with the terms and conditions of the Pommies SPA, as applicable.

(2)

The Common Shares currently held in escrow or that are subject to a contractual restriction on transfer will be released as per the terms and conditions of the share purchase agreement dated March 4, 2021 with respect to the Company’s acquisition of LYF.

(3)

The Common Shares currently held in escrow or that are subject to a contractual restriction on transfer will be released as per the terms and conditions of the share purchase agreement dated June 17, 2021 with respect to the Company’s acquisition of Green Roads.

(4)	These figures reflect applicable numbers of post-Consolidation Common Shares.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth all current directors and executive officers of the Company as at the date hereof, their principal occupations or employment, the period or periods of service, and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of the date hereof.  The Board currently consists of six directors. The term of office of each director will be from the date of the meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed.

Name, Province and Country of Residence, Position	Position Since	Number and Percent of Common Shares Beneficially Owned(1)(6)(7)	Principal Occupation During Past Five Years
A. Tyler Robson British Columbia, Canada Chief Executive Officer and Director	May 4, 2017	1,830,573 2.70%(2)

Chief Executive Officer of the Company since May 2017, Chief Operating Officer of the Company from February 2017 to May 2017, non-independent director of the company since April 2016 and previously Chief Grower of Valens Agritech Ltd. since May 2013.

Ashley McGrath (3)(4)(5) British Columbia, Canada Director	September 4, 2018	92,267 0.14%(2)	President and Owner of Glencoe Developments Inc., a real estate development company, for the past 15 years.
Karin A. McCaskill (5) Ontario, Canada Director	June 12, 2020	Nil nil%(2)

Co-Owner and Chair, Tuck Shop Trading Co. Ltd. and Owner, Woodlawn Consulting Ltd. Karin retired from her role as Senior Vice President, General Counsel, Sobeys Inc. and Empire Company Limited in April 2018.

Andrew Cockwell (3)(4) Ontario, Canada Director	June 12, 2020	304,666 0.45%(2)	Managing Partner at Ursataur Capital Management.
Guy Beaudin(4)(5) Ontario, Canada Director	May 25, 2021	Nil nil%(2)	Senior partner at RHR International.
Drew Wolff(3) Washington, USA Director	May 25, 2021	1,000 nil%(2)	Chief Financial Officer of Trupanion and previously Chief Financial Officer, International and Channel Development, at Starbucks Coffee Company.
Jeff Fallows Ontario, Canada President	June 1, 2019	62,574 0.09%(2)	President since June 2019, previously Managing Director at AltaCorp Capital Inc.

Name, Province and Country of Residence, Position	Position Since	Number and Percent of Common Shares Beneficially Owned(1)(6)(7)	Principal Occupation During Past Five Years
Sunil Gandhi Ontario, Canada Chief Financial Officer	May 17, 2021	3,333 nil%(2)	Chief Financial Officer since May 2021, previously Chief Financial Officer at Trophy Foods Inc.
Chantel Popoff British Columbia, Canada Chief Operating Officer	June 4, 2018	117,242 0.17%(2)	Chief Operating Officer since June 2018, previously President of a Canadian natural health food company.
Adam Shea Ontario, Canada Chief Commercial Officer	May 17, 2021	Nil nil%(2)	Chief Commercial Officer since May 2021, previously Vice-President, General Manager – North American Foodservice for Weston Foods Ltd.
Everett Knight Alberta, Canada Executive Vice-President, Corporate Development & Capital Markets	January 3, 2019	143,176 0.21%(2)	Executive Vice-President, Corporate Development and Capital Markets since January 2019, previously Portfolio Manager at Matco Financial Inc.
Paul Kunynetz Ontario, Canada General Counsel and Corporate Secretary	August 19, 2019	3,053 nil%(2)	General Counsel and Corporate Secretary since August 2019, previously practiced corporate law at McCarthy Tétrault in Toronto.

Notes:

(1)

The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective director and/or executive officer individually.

(2)	Based on 67,867,544 Common Shares issued and outstanding as of the date hereof.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating and Corporate Governance Committee.
(6)

The directors and executive officers of the Company, as a group, collectively beneficially own, or control or direct, directly or indirectly, 2,557,884 Common Shares representing 3.77% of the number of Common Shares outstanding as of the date hereof.

(7)	The number and percent of Common Shares beneficially owned by the respective director and/or executive officer reflect their respective holdings subsequent to the Consolidation.

The Audit Committee

The Audit Committee must consist of at least three directors, all of whom must be independent and financially literate, as those terms are defined in National Instrument 52-110 – Financial Disclosure (“NI 51-110”), subject to any applicable exceptions in NI 52-110. The Audit Committee assists the directors in fulfilling their oversight responsibilities in respect of the Company’s accounting and reporting practices.

Pursuant to its charter, a copy of which is attached hereto as Appendix “A”, the Audit Committee is responsible for the review of the consolidated financial statements, accounting policies and reporting procedures of the Company. In addition, the Audit Committee is responsible for reviewing, on an annual basis, the principal risks that the Company is faced with, and considering whether adequate systems are in place to manage such risks and that such systems appear effective.

The Audit Committee reviews the Company’s quarterly and annual consolidated financial statements and other required financial documents or documents that contain financial disclosure (such as press releases), reviews with management and the external auditors the state of internal controls, and makes appropriate reports thereon to the Board. The Audit Committee has unrestricted access to the senior management of the Company and to the Company’s external auditor, who regularly attends the Audit Committee meetings.

As at the date of this Annual Information Form, the Audit Committee consists of the following members: Drew Wolff, Ashley McGrath and Andrew Cockwell. Drew Wolff serves as Chair of the Audit Committee. All members of the Audit Committee are independent and financially literate, as those terms are defined in NI 52-110. The following is a brief summary of the education or experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee.

Name of Audit Committee Member	Relevant Education and Experience
Andrew Cockwell
●
Mr. Cockwell is the Managing Partner of Ursataur Capital Management, a private equity firm he founded in 2009 that strategically invests in Canadian mid-market companies across various industries.
●
He served in the Private Equity and Corporate Finance practices at global management consulting firm McKinsey & Company for approximately three years.
●
He previously practiced M&A and securities law as an attorney at Sullivan & Cromwell in New York and London.
●
Mr. Cockwell holds a breadth of experience providing financial and legal advisory services in a variety of complex business contexts across a wide range of industries.
●
L.L.B. with Great Distinction from the Faculty of Law at McGill University.

Ashley McGrath
●
Mr. McGrath has been involved in real estate development for 14 years as the President and Owner of Glencoe Developments Inc., where he oversees the management of a large rental portfolio of residential and commercial real estate across Western Canada.
●
He has overseen all aspects of the development business including land acquisition, finance and sales of over 850,000 square feet of development space.

Drew Wolff
●
Mr. Wolff’s responsibilities in senior finance roles included leading finance and accounting staff for the international retail stores and global consumer packaged goods business, global cash management, financial analytics and forecasting, and enterprise risk management.
●
He previously held senior roles in banking and financial services including seven years at Barclays PLC in London with responsibilities that included financial planning, analysis and reporting as well as corporate affairs and strategy.

As part of the Company’s audit committee charter, attached hereto as Appendix “A” (the “Audit Committee Charter”), the Audit Committee has adopted specific policies and procedures for the engagement of non-audit services provided by its external auditors. The Company’s external auditors are prohibited from performing certain types of non-audit services (as further set out in Exhibit “C” to the Audit Committee Charter).  With respect to tax compliance, tax advice or tax planning services, the Chief Financial Officer of the Company is authorized to consult with the Chair of the Audit Committee, who shall have the authority, subject to confirmation that such services will not compromise the independence of the Company’s external auditors, to approve or disapprove, on behalf of the Audit Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Audit Committee as a whole. The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Chair of the Audit Committee or the Committee for each fiscal year and provide a report to the Audit Committee no less frequently than on a quarterly basis.

EXTERNAL AUDITOR FEES

The following chart summarizes the fees for services provided by KPMG LLP to the Company for the fiscal years 2021 and 2020.

Summary of External Audit Fees
Nature of Fees	2021	2020
Audit fees: Includes fees billed for audit and review services in respect of the annual and quarterly consolidated financial statements, prospectuses filed during the respective years and other regulatory filings.	$1,098,993	$318,860(1)

Audit-related fees:

Includes fees billed for services related to consultations regarding financial accounting and reporting standards not classified as audit and other compliance related matters not included under “Audit fees”.

	Nil	Nil
Tax-related fees: Includes fees billed for tax compliance, tax advice, tax planning and the review of tax returns.	$590,468	$52,974
All other fees: Includes fees billed for all other services other than those presented in the categories of audit fees, audit related fees and tax fees, including other advisory services.	Nil	Nil
Total	$1,689,461	$371,834

Notes:

(1)	The Company paid for auditor disbursements during fiscal 2021 that pertained to audit services provided for in fiscal 2020.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of this section “Order” means:

(a)	a cease trade order;
(b)	an order similar to a cease trade order; or
(c)	an order that denied the relevant company access to any exemption under securities legislation;

that was in effect for more than 30 consecutive days.

Other than as set out below, none of the directors or executive officers of the Company or any shareholder holding a sufficient number of securities of the Company to materially affect control of the Company:

(a)	is, as of the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company that:
(i)	was the subject of an Order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(iii)

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of the directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the last 10 years, been subject to: (i) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered a settlement agreement with a Canadian securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

Andrew Cockwell advised the Board that while he does not have any direct or indirect equity or other interest in 2361380, 2361380 is a company controlled by a person related to Mr. Cockwell. As a result, Mr. Cockwell chose to disclose his conflict interest and abstained from participating in the meeting of the Board at which the Term Loan was considered and approved.

There are no other known existing or potential conflicts of interest among the Company and the directors and officers of the Company as a result of their outside business interests except that certain of the directors and officers may serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director and officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company have been advised of the existence of laws governing accountability of directors and officers regarding corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of the directors or officers.  All such conflicts shall be disclosed by such directors or officers and treated in accordance with the applicable laws of British Columbia and the Company’s constating documents.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company was not subject to any material legal proceedings during its most recently completed financial year, nor is the Company or any of its properties a party to or the subject of any such proceedings, and no such proceedings are known to be contemplated.  The Company may be involved in routine, non-material litigation arising in the ordinary course of business, from time to time.

There were no penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority during its most recently completed financial year, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no director or executive officer of the Company, person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, or any associate or affiliate of any such persons, has or had any material interest, direct or indirect, in any transaction within the Company’s three most recently completed financial years which has materially affected or will materially affect the Company or any of its subsidiaries other than as set out herein.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Company is Computershare Trust Company of Canada, having an address of 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1.

MATERIAL CONTRACTS

As of November 30, 2021, the Operating Licences and the SoRSE Agreement are the only material contracts of the Company.

EXPERTS AND INTERESTS OF EXPERTS

The auditor of the Company, KPMG LLP, Chartered Professional Accountants, has informed the Company that (i) it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations and (ii) it is independent with respect to the Company under all relevant United States professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found through a database search at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.  Additional information on the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans and audit committee disclosure, is contained in the Company’s management information circular dated April 19, 2021, which may be found on SEDAR.

Additional financial information regarding the Company is provided in the Company’s audited annual consolidated financial statements and management’s discussion and analysis for the year ended November 30, 2021, which may be found on SEDAR.

APPENDIX “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1.	Purpose of this Charter

The Audit Committee (the ”Committee”) is a standing committee of the board of directors (the “Board”) of The Valens Company Inc. (the “Company”). The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities relating to financial accounting, reporting and internal controls for the Company. This Charter shall govern the operations of the Committee.

The Committee’s primary duties and responsibilities are to:

(a)	conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;
(b)	assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;
(c)

review and approve the interim financial statements and related management’s discussion and analysis of the Company’s financial position and operating results, and review the annual financial statements and related management’s discussion and analysis of the Company’s financial position and operating results and report thereon to the Board for approval of same;

(d)

recommend for approval to the Board the Company’s external auditors and select and monitor the independence and performance of the Company’s external auditors, including attending at private meetings with the external auditors and reviewing and approving all appointments, renewals or dismissals of the external auditors and their remuneration; and

(e)	provide oversight of all disclosure relating to, and information derived from, financial statements and management’s discussion and analysis.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors, as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Company and has the authority to retain, at the expense of the Company, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties. In addition, the Company shall provide appropriate funding for payment of ordinary administrative expenses of the Committee that the Committee determines are necessary or appropriate in carrying out its duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part 4 of this Charter.

2.	Authority of the Audit Committee

The Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for advisors employed by the Committee; and
(c)	communicate directly with the external auditors of the Company.
3.	Composition and Meetings
(a)

The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. Unless a Chair is elected by the Board, the members of the Committee shall designate from amongst themselves by majority vote of the full Committee a member who shall serve as Chair. The position description and responsibilities of the Chair are set out in Schedule ”A” attached hereto.

(b)

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission (“OSC”), any exchange upon which the securities of the Company are listed, the Business Corporations Act (British Columbia) and all applicable securities regulatory authorities. Each of the members of the Committee shall be “independent” and “financially literate”. An “independent” director is a director who has no direct or indirect material relationship with the Company. A “material relationship” is a relationship which, in the view of the Board, could be reasonably expected to interfere with the exercise of the director’s independent judgement or a relationship deemed to be a material relationship pursuant to Sections 1.4 and 1.5 of National Instrument 52-110 — Audit Committees, as set out in Schedule ”B” hereto. A “financially literate” director is a director who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the accounting issues that can be reasonably expected to be raised in the Company’s financial statements. In addition, members of the Committee shall meet the independence requirements applicable to the Company under the rules of the Nasdaq Stock Market including Rule 10A-3(b)(i) under the U.S. Securities Exchange Act of 1934, as amended. At least one member of the Committee shall qualify as an “audit committee financial expert” pursuant to Item 407 of Regulation S-K under the U.S. Securities Act of 1933, as amended.

(c)	Each member of the Committee shall serve at the pleasure of the Board. The Committee shall report to the Board.
(d)

The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present, either in person or by telephone, shall constitute a quorum.

(e)

If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum is not present, the quorum for the adjourned meeting shall consist of the members then present (a “Reduced Quorum”).

(f)	If, and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office or a Reduced Quorum is present in respect of a specific Committee meeting.

(g)

The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other means of communication, by giving at least 48 hours’ notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

(h)

Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for the purposes hereof, to be present in person at the meeting.

(i)	The Committee shall keep minutes of its meetings. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.
(j)

Any director of the Company may attend meetings of the Committee, and the Committee may invite such officers and employees of the Company and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

(k)

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. The Committee shall report its determinations to the Board at the next scheduled meeting of the Board, or earlier as the Committee deems necessary.

(l)	The Committee members will be appointed annually at the first meeting of the Board following the annual general meeting of shareholders.
(m)	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.
4.	Responsibilities
(a)	Financial Accounting and Reporting Process and Internal Controls
i.

The Committee shall review and approve the interim financial statements and related management’s discussion and analysis, and review and recommend to the Board for approval the annual audited financial statements and related management’s discussion and analysis prior to their being filed with the appropriate regulatory authorities and/or publicly disclosed to satisfy itself that the financial statements are presented in accordance with applicable accounting principles. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall consider whether the Company’s financial disclosures are complete, accurate, prepared in accordance with International Financial

Reporting Standards and fairly present the financial position of the Company. The Committee shall also satisfy itself that, in the case of the annual financial statements, the audit function has been effectively carried out by the auditors and, in the case of the interim financial statements, that the review function has been effectively carried out.

ii.

The Committee shall review and assess the adequacy and effectiveness of the Company’s systems of internal control and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

iii.

The Committee shall be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, management’s discussion and analysis and annual and interim financial press releases, and periodically assess the adequacy of these procedures in consultation with any disclosure committee of the Company.

iv.

The Committee shall review any press releases containing disclosure regarding financial information that are required to be reviewed by the Committee under any applicable laws or otherwise pursuant to the policies of the Company (including before the Company publicly discloses this information).

v.

The Committee shall meet no less than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Company in charge of financial matters, deem appropriate.

vi.

The Committee shall inquire of management and the external auditors about significant financial and internal control risks or exposures and assess the steps management has taken to minimize such risks.

vii.

The Committee shall review the post-audit or management letter, if any, containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

viii.	The Committee shall be responsible for monitoring compliance with the Company’s Code of Conduct and Business Ethics;
ix.	The Committee shall periodically review and make recommendations regarding the Code of Business Conduct and Ethics adopted by the Board;
x.

The Committee is responsible for creating a confidential and anonymous process whereby persons can report any concerns regarding matters which the complainant views to be illegal, unethical or contrary to the Company’s policies;

xi.	The Committee shall periodically review and make recommendations regarding the Whistleblower Policy and any other policies adopted by the Board;

xii.	The Committee shall follow procedures established as set out in the Company’s Whistleblower Policy, for:
1.

the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters or violations to the Company’s Code of Business Conduct and Ethics; and

2.

the submission by employees, consultants, contractors, directors or officers of the Company, on a confidential and anonymous basis, of concerns regarding questionable accounting, auditing matters or violations to the Company’s Code of Business Conduct and Ethics.

xiii.

The Committee shall ensure that management establishes and maintains an appropriate budget process, which shall include the preparation and delivery of periodic reports from the Chief Financial Officer to the Committee comparing actual spending to the budget. The budget shall include assumptions regarding economic parameters that are well supported and shall take into account the risks facing the Company; and

xiv.	The Committee shall have the authority to adopt such policies and procedures as it deems appropriate to operate effectively.
(b)	External Auditors
i.

The Committee shall recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an auditors’ report or performing other audit, review or attest services for the Company, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

ii.	The Committee shall ensure that procedures are in place to assess the audit activities of the external auditors and the internal audit functions.
iii.

The pre-approval of the Committee shall be required as further set out in Schedule ”C” prior to the undertaking of any non-audit services not prohibited by law to be provided by the external auditors in accordance with this Charter.

iv.

The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors and attempt to resolve disagreements between management and the external auditors regarding financial reporting.

v.	The Committee shall review and approve the external auditors’ audit plan, including the scope, procedures, fees and timing of the audit.
vi.	The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.
vii.

The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within International Financial Reporting Standards that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Company and the external auditors.

viii.	The Committee shall review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.
ix.	The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.
x.	The Committee shall have the authority to engage the external auditors to perform a review of the interim financial statements.
(c)	Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

5.	Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board.

6.	Access to Information

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by members of the Committee.

7.	No Rights Created

This Charter is a broad policy statement and is intended to be part of the Committee’s flexible governance framework. While the Charter should comply with all applicable laws, regulations and listing requirements and the Company’s articles and by-laws, this Charter does not create any legally binding obligations on the Committee, the Board or the Company. The terms of this Charter are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Board may, from time to time, and to the extent permitted by applicable law, permit departures from the terms of this Charter, either prospectively or retrospectively.

8.	Oversight Function

It is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with applicable accounting standards, as applicable, and other applicable requirements. These are the responsibilities of management and the external auditors. The Committee, however, will consider whether these annual financial statements are complete, consistent with information known to the members of the Committee, and reflect appropriate accounting principles.

The role of the Committee is to provide broad oversight of the financial, risk and control related activities of the Company and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a member of the Committee as having accounting or related financial expertise for disclosure purposes is based that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a member of the Committee who is identified as having accounting or related financial expertise, like the role of all members of the Committee, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

9.	Approval

Approved by the Board on April 21, 2021

.

EXHIBIT “A”

THE VALENS COMPANY INC.

POSITION DESCRIPTION FOR THE CHAIR OF THE AUDIT COMMITTEE

1.	PURPOSE

The Chair of the Committee shall be an independent director who is selected by the Board or designated by a majority vote of the Committee to act as the leader of the Committee in assisting the Board in fulfilling its financial reporting and control responsibilities to the shareholders of the Company.

2.	WHO MAY BE CHAIR

The Chair will be selected from amongst the members of the Committee. For greater certainty, the Chair shall be “independent” and “financially literate” as defined in National Instrument 52-110 – Audit Committees.

The Chair will be selected annually at the first meeting of the Board following the annual general meeting of shareholders or designated by a majority vote of the Committee.

3.	RESPONSIBILITIES

The following are the primary responsibilities of the Chair:

a)	chair all meetings of the Committee in a manner that promotes meaningful discussion;
b)	oversee adherence to the Committee’s Charter and that the adequacy of the Committee’s Charter is reviewed annually;
c)	provide leadership to the Committee to enhance the Committee’s effectiveness, including:
i)

act as liaison and maintain communication with the Board to coordinate input from directors and to optimize the effectiveness of the Committee. This includes ensuring that Committee materials are available to any director upon request and reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

ii)

oversee the Committee’s lines of communication with the independent auditors, financial and senior management and the Board for financial and control matters with the goal of achieving open lines of communication and the Committee working as a cohesive team;

iii)	take steps necessary to ensure that the resources available to the Committee are adequate to support its work and to resolve issues in a timely manner;
iv)

take all necessary actions to maintain an independent and objective Committee to monitor the Company’s financial reporting process and internal control systems, as well as to monitor the relationship between the Company and the independent auditors to ensure independence;

A-1

v)	oversee the establishment of Committee procedures to assess the audit activities of the independent auditors; and
vi)

oversee the establishment of Committee procedures to review the Company’s public disclosure of financial information and assess the adequacy of such procedures periodically, in consultation with any disclosure committee of the Company;

d)

oversee the establishment of Committee procedures for dealing with complaints received by the Company regarding accounting, internal controls and auditing matters, and for employees to submit confidential anonymous concerns;

e)	manage the Committee, including:
i)	adopt procedures so that the Committee can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;
ii)	prepare the agenda of the Committee meetings and ensure pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;
iii)	ensure Committee meetings are appropriate in terms of frequency, length and content;
iv)

obtain a report from the independent auditors on an annual basis, review the report with the Committee and arrange meetings with the auditors and financial management to review the scope of the proposed audit for the current year, its staffing and the audit procedures to be used;

v)	oversee the Committee’s participation in the Company’s accounting and financial reporting process and the audits of its financial statements;
vi)	ensure that the auditors’ report directly to the Committee, as representatives of the Company’s shareholders;
vii)

annually review with the Committee its own performance, report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board;

viii)	together with the Board, oversee the structure, composition and membership of, and activities delegated to, the Committee from time to time;
ix)	oversee the Committee’s work plan for the year and monitor progress at each meeting; and
x)	ensure Committee minutes are reviewed and approved.
f)	perform such other duties as may be delegated from time to time to the Chair of the Committee by the Board.

A-2

EXHIBIT “B”

THE VALENS COMPANY INC.

NATIONAL INSTRUMENT 52-110 AUDIT COMMITTEES (“NI 52-110”)

Section 1.4 — Meaning of Independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.
(2)

For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;
(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;
(c)	an individual who:
(i)	is a partner of a firm that is the issuer’s internal or external auditor,
(ii)	is an employee of that firm, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is the issuer’s internal or external auditor,
(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12-month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or
(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.
(5)

For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:
(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and
(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member
(a)	has previously acted as an interim chief executive officer of the issuer, or
(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.
(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

Section 1.5 — Additional Independence Requirements for Audit Committee Members

(1)	Despite any determination made under section 1.4 of NI 52-110, an individual who
(a)

accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by
(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or
(b)

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)

For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

EXHIBIT “C”

THE VALENS COMPANY INC.

PROCEDURES FOR APPROVAL OF NON-AUDIT SERVICES

1.	The Company’s external auditors shall be prohibited from performing for the Company the following categories of non-audit services:
(a)	bookkeeping or other services related to the Company’s accounting records or financial statements;
(b)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;
(c)	actuarial services;
(d)	internal audit outsourcing services;
(e)	management functions;
(f)	human resources;
(g)	broker or dealer, investment adviser or investment banking services;
(h)	legal services; and
(i)

any other service that the Canadian Public Accountability Board or International Accounting Standards Board or other analogous board which may govern the Company’s accounting standards, from time to time determines is impermissible.

2.

In the event that the Company wishes to retain the services of the Company’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Company shall consult with the Chair of the Committee, who shall have the authority, subject to confirmation that such services will not compromise the independence of the Company’s external auditors, to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.

The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

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